As filed with the Securities and Exchange Commission on October 20, 2006

File No. 0-52042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2
to
FORM 10 SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OCM HOLDCO, LLC

(Name of Small Business Issuer in Its Charter)

DELAWARE	20-3626528
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)
333 SOUTH GRAND AVENUE
28th FLOOR
LOS ANGELES, CALIFORNIA	90071
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s Telephone Number: (213) 830-6300

Copies of correspondence to:

Stephen A. Kaplan	Robert B. Knauss, Esq.
c/o Oaktree Capital Management, LLC	Munger, Tolles & Olson LLP
333 South Grand Avenue	355 South Grand Avenue
28th Floor	35th Floor
Los Angeles, CA 90071	Los Angeles, CA 90071

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

CLASS A MEMBERSHIP UNITS

(Title of Class)

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FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE

CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING BUT NOT LIMITED TO THE FOLLOWING: THE INABILITY OF REGULATED ENTITIES AND CERTAIN MANAGERS, OFFICERS, KEY EMPLOYEES AND OTHER AFFILIATES OF THE COMPANY TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF THE COMPANY REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL OF LICENSES OR PERMITS BY REGULATORY AUTHORITIES WITH RESPECT TO ANY MANAGER, OFFICER, OR KEY EMPLOYEE REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF MANAGERS, OFFICERS OR KEY EMPLOYEES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING ON NATIVE AMERICAN LANDS); THE INABILITY TO MAINTAIN AND IMPROVE EXISTING GAMING FACILITIES; THE INABILITY TO CONSUMMATE PLANNED ACQUISITIONS OF GAMING OPPORTUNITIES; THE COSTS AND DELAYS ASSOCIATED WITH CONSTRUCTING AND OPENING NEW GAMING FACILITIES; THE INABILITY TO RETAIN KEY LEASES; A DECLINE IN THE PUBLIC ACCEPTANCE OR POPULARITY OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN SUCH KEY MARKETS. IN ADDITION, THE FINANCINGS CONTEMPLATED BY CANNERY CASINO RESORTS, LLC (“CCR”), THE ENTITY IN WHICH THE COMPANY HAS MADE AN EQUITY INVESTMENT, AND ITS SUBSIDIARIES MAY SUBSTANTIALLY INCREASE THE LEVERAGE AND OTHER FIXED CHARGE OBLIGATIONS OF THOSE ENTITIES. THE LEVEL OF INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS OF CCR AND ITS SUBSIDIARIES COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF CCR’S AND ITS SUBSIDIARIES’ CASH FLOW FROM OPERATIONS WOULD BE DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND WOULD NOT BE AVAILABLE FOR OTHER PURPOSES; (2) CCR’S AND ITS SUBSIDIARIES’ ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) CCR’S AND ITS SUBSIDIARIES’ LEVEL OF INDEBTEDNESS COULD LIMIT THEIR FLEXIBILITY IN REACTING TO CHANGES IN THE GAMING INDUSTRY, THEIR RESPECTIVE JURISDICTIONS AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO THE COMPANY’S AND CCR’S RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO.

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Part I

ITEM 1                   DESCRIPTION OF BUSINESS

THE COMPANY

Overview of the Company

OCM HoldCo, LLC, a Delaware limited liability company (the “Company”), was initially formed on July 22, 2005, at the direction of OCM Principal Opportunities Fund III, L.P. and OCM Principal Opportunities Fund IIIA, L.P. (the “Oaktree Funds”), each of which is a Delaware limited partnership and an affiliate of Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”). The Company was formed for the primary purpose of participating in various activities relating to the gaming industry.

On September 22, 2006, the Company acquired a 33 1/3% equity interest in Cannery Casino Resorts, LLC, a Nevada limited liability company (“CCR”), and a 33 1/3% equity interest in NP Land, LLC, a Nevada limited liability company (“NP Land”) (such acquisitions, the “CCR Transaction”). The Company had no revenue generating business from inception until the Final Closing, and its current business consists primarily of its ownership of its 33 1/3% equity interest in CCR and NP Land. CCR, through wholly-owned subsidiaries, owns and operates the Cannery Hotel and Casino (“The Cannery”) located in North Las Vegas, Nevada and operates the Rampart Casino (the “Rampart Casino”) located in the Summerlin area of northwest Las Vegas. In addition, upon the consummation of the CCR Transaction (the “Final Closing”), CCR acquired gaming equipment and other operating assets of the Nevada Palace Hotel and Casino (the “Nevada Palace”) located in Las Vegas, Nevada, which CCR intends to replace with a new casino and hotel complex (“The Cannery II”). The primary assets of NP Land are approximately 22 acres of land, the current site of the Nevada Palace, which land is leased to a wholly-owned subsidiary of CCR.

In addition, CCR, through a new subsidiary, PA Meadows, LLC, a Delaware limited liability company (“PA Meadows”), on July 26, 2006 agreed to amend its prior agreement to purchase three entities which own and operate The Meadows™, an existing harness race track located in North Strabane Township, Washington County, Pennsylvania in a two-step transaction. CCR, through PA Meadows, intends to construct a temporary, and then a permanent, casino at the Meadows site. As a result of the Company’s additional capital contributions to CCR required to consummate the second step of the acquisition, the Company’s interest in CCR will increase from 33 1/3% to 42%.

Oaktree is a Los Angeles-based investment management firm with over $30 billion in assets committed to management in specialized investment strategies. These strategies include distressed debt, high yield bonds, convertible securities, emerging market equities, power infrastructure investments, principal investments for corporate control, real estate investments and mezzanine financing. Oaktree has approximately 300 employees, with offices in Los Angeles, New York, Connecticut, London, Frankfurt, Tokyo, Hong Kong and Singapore. Oaktree is led by Howard Marks, Chairman, and Bruce Karsh, President. Oaktree is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. The Oaktree Funds are the fourth closed-end “principal” funds that the professionals who invest and manage the Oaktree Funds have organized since 1994 for the purpose of making control-oriented equity investments.

Ownership of the Company

All of the Company’s issued and outstanding voting equity, the Class A Membership Units, are held by OCM VoteCo, LLC, a Delaware limited liability company (“VoteCo”), and all of the Company’s issued and outstanding non-voting equity, the Class B Membership Units, are held by OCM InvestCo, LLC, a Nevada limited liability company (“InvestCo”). VoteCo is owned equally by eight individuals, seven of whom are Principals of Oaktree and one of whom is a Managing Director of Oaktree (collectively, the

“VoteCo Equityholders”). InvestCo is owned principally by the Oaktree Funds, which hold all of InvestCo’s issued and outstanding voting securities. At present, the Company has no plans to issue any additional Class A Membership Units or Class B Membership Units.

The VoteCo Equityholders, through VoteCo, control all matters of the Company that are subject to the vote of members, including the appointment and removal of managers. The Company has issued Class B Membership Units to InvestCo, which units do not entitle the holders thereof to any voting rights (except as otherwise required by applicable law). The Class B Membership Units allow InvestCo and its investors, including the Oaktree Funds, to invest in the Company without having any voting power or power to control the operations or affairs of the Company (except as otherwise required by law). If InvestCo and its investors, including the Oaktree Funds, had any power to control the operations or affairs of the Company, they and their respective constituent equityholders would generally be required, in connection with the CCR Transaction, to be licensed or found suitable pursuant to the gaming laws and regulations of the State of Nevada and the Clark County, City of Las Vegas and City of North Las Vegas liquor and gaming codes. In connection with the formation of the Company, VoteCo and InvestCo have executed a Limited Liability Company Agreement for the Company (the “Company LLC Agreement”), a copy of which is attached as an Exhibit to this Registration Statement. For a description of certain material provisions of the Company LLC Agreement, see “Item 8. Description of Securities” below.

The diagram below depicts the general ownership of the entities related to the Company and its subsidiaries.

VoteCo, InvestCo, the Company and each of the Company’s wholly owned subsidiaries are managed by Stephen Kaplan, a Principal of Oaktree, and Ronald Beck, a Managing Director of Oaktree. OCM Blocker LLC, a Delaware limited liability company (“Blocker”), is a holding company that has elected to be taxed as a corporation. Because Blocker is a separately taxed, non-flow through entity, Blocker will be taxed on its share of the income relating to the Company’s business rather than the investors in the Oaktree Funds.

The CCR Transaction

The Company’s acquisition of a 33 1/3% interest in each of CCR and NP Land was pursuant to the terms and conditions of the Contribution and Unit Purchase Agreement, dated as of May 10, 2005, as fully amended and restated in its entirety by the First Amendment and Restatement of Contribution and Unit Purchase Agreement, dated as of September 23, 2005 (the “CUP Agreement”), a copy of which is attached as an Exhibit to this Registration Statement. The parties to the CUP Agreement are William Paulos, William Wortman, Millennium Gaming, Inc., a Nevada corporation (“Millennium”) controlled by Messrs. Paulos and Wortman, CCR, MGIM, LLC, a Nevada limited liability company and newly created entity owned beneficially by Messrs. Paulos and Wortman (“MGIM”), OCM AcquisitionCo, LLC, a Nevada limited liability company (“AcquisitionCo”) and other entities named therein.

The purpose of the CCR Transaction contemplated by the CUP Agreement was to (i) finance Messrs. Paulos and Wortman’s acquisition of an unrelated party’s 33 1/3% membership interest in CCR, (ii) finance Mr. Wortman’s acquisition of an unrelated party’s interests in entities relating to the land and assets of the Nevada Palace, (iii) exchange certain loans from the Company’s affiliates for a 33 1/3% equity interest in CCR and NP Land, (iv) enable CCR to lease from NP Land the land to be used as the site of The Cannery II, and (v) enable CCR to purchase from entities controlled by Mr. Wortman gaming equipment and other operating assets relating to Nevada Palace. On September 22, 2006, the CCR Transaction was completed pursuant to the terms and conditions of the CUP Agreement, and the Company acquired a 33 1/3% interest in each of CCR and NP Land. Messrs. Paulos and Wortman, through Millennium, own 66 2/3%  of CCR and continue to play a substantial role in the management of the business.

Prior Closings

Each of the first two steps of the CCR Transaction required regulatory approval. Once each step received the approval, the parties consummated that transaction. On September 30, 2005, the first series of transactions contemplated by the CUP Agreement were consummated. The Company’s affiliates loaned an aggregate of $10,607,245 (the “InvestCo NP Loans”) and $4,282,454 (the “LandCo Loan”) to entities controlled by Mr. Wortman to enable Mr. Wortman, and entities controlled by him, to acquire from an unrelated third party all of the interests in the entities which own the land and assets relating to the Nevada Palace.

On January 5, 2006, the second series of transactions contemplated by the CUP Agreement were consummated. The Company’s affiliates loaned to MGIM $64,000,000 (the “AcquisitionCo Loan”) and $5,125,000 (the “InvestCo/MGIM Loan”) to enable MGIM to acquire from an unrelated third party the remaining 33 1/3% interest in CCR for a total purchase price of $70,000,000.

All of the above loans, while outstanding, accrued interest at 12%, but in the case of the LandCo Loan and the AcquisitionCo Loan, interest was waived and considered additional investment upon the Final Closing. The InvestCo NP Loans were secured by all of the membership interests in NP Land and a related entity controlled by Mr. Wortman, and were also secured by the land and assets of the Nevada Palace. The LandCo Loan was secured by pledges of the membership interests in an entity controlled by Mr. Wortman. The AcqusitionCo Loan and the InvestCo/MGIM Loan were secured by pledges of all of the membership interests in CCR held by MGIM and Millennium, which pledges were subordinated to the pledge of such interests securing CCR’s existing credit agreement. At the Final Closing, each of these loans was repaid and all of the related security interests were released. All of the loans are attached as Exhibits to this Registration Statement.

Final Closing

The Final Closing occurred on September 22, 2006 after the receipt of all necessary approvals from the relevant Nevada gaming authorities the previous day. For more information regarding these approvals, see “Regulatory Matters—Nevada Gaming Laws and Regulations” below.

At the Final Closing, the Company, through its subsidiaries, acquired MGIM’s 33 1/3% equity interest in CCR in exchange for the cancellation of the $64,000,000 AcquisitionCo Loan to MGIM, and a 33 1/3% equity interest in NP Land in exchange for the cancellation of the $4,282,454 LandCo Loan. The $10,607,245 InvestCo NP Loans and the $5,125,000 InvestCo/MGIM Loan were repaid. In addition, CCR’s newly formed subsidiary, Nevada Palace LLC (“NP LLC”), entered into a lease with NP Land of the 22 acres on which the Nevada Palace sits and will construct The Cannery II, which is a new casino and hotel complex that is intended to replace the Nevada Palace. NP LLC also acquired from entities affiliated with Mr. Wortman gaming equipment and other operating assets for approximately $8 million and assumed approximately $1,340,000 of slot machine lease liabilities. The NP Land lease is for a 35-year term at a fixed rental rate of $163,600 per month, subject to periodic inflationary adjustments, and required a $3 million security deposit.

The diagram below depicts the ownership of the entities related to CCR and NP Land immediately following the Final Closing.

Meadows Gaming Opportunity

CCR is seeking to make an investment in the Pennsylvania gaming industry in response to recent legislation passed in Pennsylvania that contemplates the future operation of slot machines at 14 locations, including harness racetracks. For more information regarding this legislation, see “Regulatory Matters—Pennsylvania Gaming Laws and Regulations” below.

PA Meadows has agreed to acquire from MEC the entities that own and operate The Meadows™ racetrack pursuant to two agreements: (i) a Stock Purchase Agreement between PA Meadows and Magna Entertainment Corp., a Delaware corporation (“MEC”) dated November 8, 2005, as amended by a first amendment dated July 26, 2006 (the “Racing Entities Purchase Agreement”), and (ii) a Post-Closing and Note Issuance Agreement dated July 26, 2006 by and between PA Meadows, MEC and the parties named therein (the “Note Agreement”). As contemplated by the Racing Entities Purchase Agreement, PA Meadows is seeking regulatory approval to build and operate a casino (the “Meadows Casino”) at the Meadows racetrack. PA Meadows intends to initially construct and operate a temporary facility for the Meadows Casino and thereafter construct and operate a permanent facility for the Meadows Casino. Copies of the Racing Entities Purchase Agreement, the first amendment thereto and the Note Agreement are attached as Exhibits to this Registration Statement.

Pursuant to these agreements, PA Meadows has agreed to acquire all of the issued and outstanding shares of common stock of the three wholly-owned MEC subsidiaries that own and operate the racetrack (the “Racing Entities”) for $200 million, less a $25 million holdback that would be payable to MEC over the course of five years or reduced to satisfy certain obligations (including indemnification obligations) of MEC and its subsidiaries to PA Meadows (the “Meadows Transaction”). The Meadows Transaction contemplates two closings. In the first closing, consummated on July 26, 2006, PA Meadows acquired the stock of the Racing Entities and issued to MEC a note for $175 million to secure the cash purchase price obligation and a note for $25 million to secure the holdback obligation. Subject to certain conditions and the issuance of a Category 1 Slot Machine License or Conditional Category 1 Slot Machine License or, under certain circumstances, the approval for issuance by the Pennsylvania Gaming Control Board (“Pennsylvania Board”), PA Meadows will effect the second closing by repaying the $175 million note in cash and exchanging the $25 million holdback note for a holdback agreement. The original terms and conditions of the holdback arrangement provided for support in the form of either a letter of credit or a guaranty. Due to regulatory issues relating to the approval of the gaming license, the parties have agreed to modify the terms and conditions of the holdback arrangement. MEC has agreed to release the support for the holdback amount, subordinate payments under the holdback and defer receipt of holdback payments until the opening of a permanent casino at The Meadows, in exchange for up to an additional $25 million of equity support for PA Meadows from its indirect equity owners. The holdback arrangement will support the potential indemnification obligations of MEC to PA Meadows under the Racing Entities Purchase Agreement and a long-term management agreement (the “Racing Services Agreement”) among the Racing Entities and a wholly-owned subsidiary of MEC (the “MEC Operator”).

PA Meadows expects to consummate the second closing in the fourth quarter of 2006, subject to certain conditions, including Pennsylvania regulatory approval. In the event the conditions to the second closing are not consummated by October 31, 2006, or earlier upon the occurrence of certain other events as described in more detail below, PA Meadows is obligated to return to MEC the stock of the Racing Entities in return for cancellation of the notes issued to MEC. The regulatory structure governing gaming in Pennsylvania is new, and therefore it is uncertain whether the required approvals and licenses can be obtained within the timeframe contemplated by the agreements. For more information regarding the approval and licensing process, see “Regulatory Matters—Pennsylvania Gaming Laws and Regulations” below.

Concurrently with the consummation of the first closing, CCR, through the Racing Entities, entered into the Racing Services Agreement, whereby the MEC Operator would continue to operate the Meadows racetrack for a minimum term of five years. A copy of the Racing Services Agreement has been attached as an Exhibit to this Registration Statement. The Racing Entities may cause the termination of the Racing Services Agreement in the case of, among other things, the MEC Operator’s material or chronic breach, bankruptcy, failure to obtain or maintain material operating licenses, or failure to maintain a minimum $750,000 operating account balance. Under the Racing Services Agreement, the MEC Operator will receive all revenues from and be liable for all of the costs associated with the racing operations, after paying the Racing Entities a fixed fee of $50,000 per year, and generally indemnify CCR and its affiliates against losses arising from all obligations and liabilities of the racing operations, subject to certain exceptions. In addition, MEC has agreed to guarantee the financial obligations of the MEC Operator. As a result, during the term of the Racing Services Agreement, CCR’s principal economic interest in the racing operations will consist of the $50,000 in annual fixed fees paid by the MEC Operator.

In order to consummate the second closing of the Meadows Transaction, CCR and PA Meadows will need to arrange debt and / or equity financing, including the funding of the purchase price, equipment, a temporary casino facility, and a $50 million licensing fee with Pennsylvania. On July 20, 2006 PA Meadows executed a commitment letter providing for a $275 million credit facility with certain financial institutions, which is non-recourse to CCR. The Company also arranged for a $50 million letter of credit issued in support of the Pennsylvania licensing fee and, when such letter of credit is drawn, will be deemed to have made an additional $50 million equity investment in CCR. The Company is also committed to providing up to an additional $25 million of equity investment in CCR for The Meadows. After the second closing, the Company’s percentage ownership in CCR would increase from 33 1/3% to 42%, with Millennium owning the remaining 58%.

Employees

The Company has no employees, other than its two managers, Mr. Kaplan and Mr. Beck, who receive no compensation from the Company for their services.

Environmental Issues

The Company has no physical assets.

CANNERY CASINO RESORTS

CCR was organized on May 22, 2001, began construction of The Cannery in September 2001, and commenced hotel and casino operations at the property in January 2003. In December 2002, CCR acquired the rights to operate the Rampart Casino. Today, CCR, through its subsidiaries, owns and operates The Cannery, and operates the Rampart Casino under a 10-year sublease agreement (through 2012) with Hotspur Casinos Nevada, Inc., a Nevada corporation (“Hotspur”). The Rampart Casino sublease is attached as an Exhibit to this Registration Statement.

The Cannery and the Rampart Casino are both currently managed by Millennium Management Group II, LLC, a Nevada limited liability company (“MMG II”), which is 95% owned by Mr. Paulos and Mr. Wortman. It is expected that following the consummation of the CCR Transaction, MMG II would also manage the Nevada Palace temporarily, pending its demolition, and The Cannery II, when subsequently constructed. A copy of the proposed MMG II management agreement is attached as an Exhibit to the Registration Statement.

The Cannery

The Cannery is an approximately 28-acre hotel, casino, entertainment and parking complex located in North Las Vegas, Nevada. The Cannery’s facilities consist of 201 hotel rooms, approximately 72,000 square feet of casino space, approximately 1,920 slot/video poker machines, 33 table games (including 12 poker tables), a sports book, four restaurants, multiple bars, an indoor/outdoor entertainment venue, an entertainment lounge, a pool and a Jacuzzi. The Cannery is located near I-15 and I-95 and targets local residents and visitors to the nearby Nellis Air Force Base and Las Vegas Motor Speedway.

The Cannery opened in January 2003, approximately a year and three months after commencement of construction in September 2001. The Cannery has a World War II industrial theme resembling a 1940’s era cannery, complete with an approximately 120-foot high smokestack that is visible for several miles from all directions and provides signage for the facility. The Cannery has been designed to promote casino traffic and to provide customers with a wide variety of gaming alternatives. Prior to its expansion, The Cannery featured a full-service casino facility containing a gaming area of approximately 50,000 square feet; a sports-themed restaurant and bar, a buffet restaurant, a Mexican-themed restaurant, a steakhouse and a franchised donut shop; an attached three-story hotel designed to be compatible with the theme of the casino; a multi-purpose entertainment venue used to host events such as boxing matches and community festivals; and parking for approximately 1,700 vehicles, including valet options and additional off-site parking for large events, along with shuttle bus service to and from the casino.

In mid-2004, The Cannery’s management decided to expand the facilities at The Cannery. The $40 million expansion project has two phases. Phase I of the expansion project, which opened in the second quarter of 2005, included the addition of approximately 15,000 square feet to the original 50,000-square-foot casino floor, 400 slot machines, and a 1,900-space parking garage. Phase II of the expansion project includes a 14 screen movie theatre, a race and sports book, a poker room and an Italian restaurant. The movie theatres and race and sports book opened May 5, 2006, and the poker room and Italian restaurant opened August 1, 2006.

The Rampart Casino

The Rampart Casino is situated within the JW Marriott Las Vegas Resort, Spa & Golf at the Resort at Summerlin, located in the Summerlin area of northwest Las Vegas. The Rampart Casino’s facilities consist of approximately 50,000 square feet of casino space, over 1,200 slot machines, 26 table games, a race and sports book, three restaurants, multiple bars, and an entertainment lounge. The JW Marriott Las Vegas Resort is located on over 50 acres of land and consists of a hotel with over 500 guest rooms and suites, a spa, and several restaurants.

The Rampart Casino targets frequent local gaming patrons living in Summerlin, a 22,500-acre master-planned community with approximately 60,000 households, adjacent to the Summerlin Parkway and within close proximity to six golf courses. In addition, due to its central location within the JW Marriott Las Vegas Resort, the Rampart Casino benefits from resort and conference visitor traffic.

The Resort at Summerlin, which included the Regent Hotel and Casino, was originally constructed in 1997. In November 2000, the hotel and casino filed for bankruptcy. The Regent Hotel and Casino was acquired out of bankruptcy in November 2001 by Hotspur Resorts Nevada, Inc., the parent of Hotspur, and, in December 2001, was renamed the JW Marriot Las Vegas Resort, Spa & Golf at the Resort at Summerlin. In December 2002, CCR acquired the rights to operate the Rampart Casino under a 10-year sublease agreement (through 2012) with Hotspur.

The Cannery II/Nevada Palace

CCR’s subsidiary, NP LLC, has leased the Nevada Palace land and will commence construction of The Cannery II, a new, much larger, modern casino hotel complex to replace the Nevada Palace, which will be operated temporarily and demolished prior to opening The Cannery II.

It is anticipated that The Cannery II will be constructed on the Boulder Strip in east Las Vegas, eight miles from McCarran International Airport, the current site of the Nevada Palace. The Cannery II will target frequent local gaming patrons, the same demographic targeted by The Cannery and the Rampart Casino. The Cannery II, when constructed, is expected to be similar in nature to The Cannery, featuring a significantly larger complex and complement of amenities and services than the current Nevada Palace, including improved casino, hotel, entertainment, restaurant and other amenities.

The Nevada Palace’s current facilities include, among other amenities, approximately 200 hotel rooms and 485 slot machines and when temporarily operated by CCR is expected to account for less than 10% of CCR’s consolidated revenues. The Cannery II is expected to be constructed on land immediately adjacent to the existing Nevada Palace. The Company currently expects construction of The Cannery II to commence in January 2007 and The Cannery II to open during the first quarter of 2008. During the construction of The Cannery II, CCR plans to operate the Nevada Palace until it is no longer feasible to do so without unduly disrupting either the operations of Nevada Palace or the construction of The Cannery II. Although it is difficult to predict how long the Nevada Palace can continue to operate, CCR believes it may be possible to operate the Nevada Palace until a few months before the opening of The Cannery II, but there can be no assurance that CCR will be able to continue the Nevada Palace operations for that period of time.

The Meadows Casino

If the second closing of the Meadows Transaction is consummated, the Company expects that PA Meadows would initially construct and operate a temporary facility for the Meadows Casino. PA Meadows intends thereafter to construct and operate a permanent facility for the Meadows Casino. The regulatory structure in Pennsylvania is new, and therefore it is uncertain whether the required approvals and licenses can be obtained within the time frame currently contemplated by the Racing Entities Purchase Agreement and, therefore, whether the temporary or permanent facilities for the Meadows Casino will ever be constructed or, if constructed, when they would be completed and open for business.

Management of CCR

Pursuant to the terms of the CUP Agreement, AcquisitionCo and Millennium executed an amended and restated form of operating agreement (the “CCR Operating Agreement”) at the Final Closing, the form of which is attached as an Exhibit to the Registration Statement. Under the terms of this operating agreement, CCR has a management committee (the “Management Committee”) initially composed of four managers (each, a “Manager”), two designated by AcquisitionCo and two designated by Millennium. AcquisitionCo designated Mr. Kaplan and Mr. Beck as its initial Managers, and Millennium designated Mr. Paulos and Mr. Wortman as its initial Managers.

Other than powers expressly delegated to MMG II in its management of CCR’s casino properties, all powers to control and manage the business and affairs of CCR are vested in the Management Committee. Each Manager has one vote, and actions of the Management Committee generally require a majority vote of the Managers. Certain actions, however, require at least an 80% vote of the Managers, including:

•       a material change in the business or purpose of CCR,

•       a capital call, with certain exceptions,

•       a material acquisition or disposition of CCR assets,

•       approval of gaming opportunities,

•       material construction, expansion or improvement projects,

•       a transfer of membership units of CCR, with certain exceptions,

•       an increase in the number of authorized membership units of CCR,

•       a sale, grant or issuance of CCR securities by CCR,

•       a merger, consolidation, recapitalization or other reorganization of CCR,

•       participation in partnership, limited liability company, joint venture, alliance or similar arrangements,

•       the admission of any person as a member of CCR,

•       a redemption or repurchase of CCR securities by CCR on a non-proportional basis, with certain exceptions,

•       an assignment for the benefit of creditors, a voluntary bankruptcy or a transaction to dissolve, wind up or liquidate CCR, and

•       certain affiliated transactions.

Managers are required to be licensed or found suitable by the relevant Nevada gaming authorities in order to engage in the management of CCR. For further information about licensing and suitability requirements, see “Regulatory Matters—Nevada Gaming Laws and Regulations” below.

The Members of CCR, AcquisitionCo and Millennium, do not have the right to take part in the management or control of CCR. The Members have voting rights generally limited to those required by law. Except as permitted by the Management Committee, the Members are prohibited from transferring their interests in CCR for a period of two years from the date of Final Closing. After two years, a Member may transfer its interest subject to a right of first offer in favor of the other Member, and after four years, either Member, subject to certain restrictions, may take certain actions to cause CCR to be sold.

Millennium and its affiliates, on the one hand, and AcquisitionCo and its affiliates (including the Company), on the other, must offer gaming opportunities first to CCR prior to pursuing any such opportunity outside CCR.

Credit Agreement

On January 5, 2006, CCR entered into a five-year, $250 million syndicated credit agreement with Bank of America, N.A. acting as administrative agent (the “Credit Agreement”). A copy of the Credit Agreement has been attached as an Exhibit to this Registration Statement. The credit facility is comprised of a $110 million term loan and a $140 million revolving facility. The proceeds from borrowings under the Credit Agreement were used to refinance $115 million of CCR’s existing indebtedness and:

•       to pay capital distributions of (i) $6 million to Millenium, which funds were used to pay off existing indebtedness, and (ii) $3 million to the Company, which funds were used to reimburse fees and expenses in connection with the CCR Transaction,

•       to pay approximately $3.5 million for fees and expenses in connection with the Credit Agreement, including syndication fees, legal fees, issuance costs, title fees and similar expenses,

•       to acquire gaming equipment and other operating assets related to the Nevada Palace at the Final Closing ($8 million) and a security deposit for the NP Land lease ($3 million), which funds will be used to repay the InvestCo NP Loans,

•       to effect the repayment of the InvestCo MGIM Loan at the Final Closing ($5.125 million), and

•       to pay $6 million in member tax distributions.

In addition, proceeds from borrowings under the Credit Agreement are expected to be used:

•       to finance (when combined with internally generated funds) capital improvements, including the development and construction of The Cannery II (up to $160 million, of which, as of September 1, 2006, approximately $2.5 million has been spent from proceeds from borrowings under the Credit Agreement), and

•       for general corporate purposes.

Gaming Markets

Las Vegas Locals Gaming Market

Las Vegas and North Las Vegas, which are part of Clark County, Nevada, are located within one of the fastest growing metropolitan areas in the United States. According to the U.S. Census Bureau, between 1995 and 2005 Clark County’s population grew approximately 66%, more than five times the U.S. population growth of approximately 12% over the same period of time. The Cannery, the Rampart Casino and the Nevada Palace are all located in Clark County. CCR’s management believes that the growth in Clark County’s population has been driven, in part, by Nevada’s favorable climate and tax structure, low unemployment, and a strong real estate market.

CCR competes primarily in the Las Vegas locals gaming market, which is defined as the Clark County gaming market excluding the Las Vegas Strip, downtown Las Vegas and Laughlin. The Nevada Commission estimates that two-thirds of the local Las Vegas adult population participates in casino gaming on a regular basis. In conjunction with the growth of the Clark County population, gaming revenues for the Las Vegas locals gaming market has experienced steady increases. According to the Nevada Commission, from 2000 to 2004, gaming revenue in the Las Vegas locals gaming market grew from approximately $2.2 billion in 2000 to approximately $2.7 billion in 2004, or approximately 23%.

The specific submarkets for The Cannery, the Rampart Casino and the Nevada Palace are North Las Vegas, Summerlin, and the Boulder Strip, respectively.

North Las Vegas

The Cannery is located in North Las Vegas, one of the fastest growing cities in the United States. According to the Nevada Commission, from 2000 to 2004, gaming revenue grew in North Las Vegas from approximately $235.9 million in 2000 to approximately $257.7 million in 2004, or approximately 9%. From 2000 to 2002, gaming revenue declined in North Las Vegas from approximately $235.9 million in 2000 to approximately $200.1 million in 2002, or approximately 15%, in the wake of an economic slowdown during that period. Then, from 2002 to 2004, North Las Vegas experienced a significant increase in gaming revenue from approximately $200.1 million in 2002 to $257.7 million in 2004, or approximately 29%. The Cannery is located a few miles from I-95 and targets local residents and visitors to the nearby Nellis Air Force Base and Las Vegas Motor Speedway.

Summerlin

The Rampart Casino is located in the Summerlin area of northwest Las Vegas, a 22,500-acre, master-planned community with approximately 60,000 households, adjacent to the Summerlin Parkway and within close proximity to six golf courses. Because the Summerlin area is categorized with the balance of Clark County in the Nevada Commission’s revenue reports, specific annual gaming revenues for the Summerlin area cannot be determined. CCR management believes that the Rampart Casino’s primary market consists of frequent local gaming patrons who seek a friendly atmosphere and convenience, as well as higher-than-average payout rates for slot machines and video poker games. In addition, due to its central location within the JW Marriott Resort, the Rampart Casino benefits from resort and conference visitor traffic.

The Boulder Strip

The Cannery II, when constructed, will be located along the Boulder Highway, known as the “Boulder Strip.”  According to the Nevada Commission, from 2000 to 2004, the Boulder Strip, which includes casinos within the city limits of Henderson, Nevada, has seen gaming revenue grow from approximately $593.6 million in 2000 to approximately $805.1 million in 2004, or approximately 36%. This growth is the fastest among all Clark County gaming submarkets.

CCR management believes that the Boulder Strip has become and is likely to remain popular with Las Vegas locals. The Boulder Strip is known as a popular “off Strip” gaming destination for visitors to Las Vegas who are looking for a less costly gaming experience than that offered on the Las Vegas Strip. Many of the casinos along the Boulder Strip offer entertainment amenities beyond gambling, including movie theaters, bowling alleys and dining establishments.

Pennsylvania Gaming Market

The Meadows Racetrack is located in North Strabane Township, Washington County, Pennsylvania. North Strabane Township is part of the greater Pittsburgh metropolitan area and is located twenty-five miles from the city of Pittsburgh. CCR management believes that the Meadows Casino would compete in a large market that includes western Pennsylvania, eastern Ohio and northern West Virginia, although its primary market would likely be the greater Pittsburgh metropolitan area. Of the states in the Meadows Casino’s greater market, only West Virginia has established slot machine gaming. Since slot machine gaming is new to Pennsylvania, there are no established slot machine casinos within the Pittsburgh metropolitan area, and Ohio does not permit slot machine gaming.

Competition

The casino-hotel industry is a highly fragmented and competitive industry. The gaming industry includes land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American reservations and other forms of legalized gaming. CCR management believes that the primary competition to CCR’s casinos comes from other casinos that cater to the Las Vegas locals gaming market. In addition, to a lesser extent, CCR’s casinos face competition from casinos located on the Las Vegas Strip and in Downtown Las Vegas. The competition among companies in the gaming industry is intense and many of CCR’s competitors have significantly greater resources than CCR.

Under the terms of the CCR Operating Agreement, Millennium and its affiliates, on the one hand, and AcquisitionCo and its affiliates (including the Company), on the other, must offer gaming opportunities first to CCR prior to pursuing any such opportunity outside CCR. Generally, no Manager may serve as a manager, officer, director or employee of any casino operating or holding company, except that a Manager may serve in such capacities with respect to CCR or its subsidiaries or entities that hold equity in the Company (other than Oaktree or investors in the Oaktree Funds). Nevertheless, a Manager may serve as a manager, officer, director or employee of: (i) a casino operating or holding company formed to pursue a gaming opportunity offered to but not accepted by CCR; (ii) a casino operating or holding company formed to pursue certain opportunities in Mexico; (iii) in the case of Mr. Wortman, Renata’s Casino in Henderson, Nevada; or (iv) in the case of Mr. Wortman or Mr. Paulos, the Greektown Casino in Detroit, Michigan.

Las Vegas Locals Gaming Market

The growth in gaming revenue in the Las Vegas locals gaming market has led to a highly competitive market to attract business of Las Vegas locals. In addition to established casinos, CCR faces competition from smaller casinos, supermarkets, bars and convenience stores that offer gaming.

The closest casino competitor to The Cannery is Santa Fe Station, which is approximately six miles from the site of the casino, although outside of The Cannery’s primary market area. Other competitors (each more than six miles from The Cannery) include Texas Station Gambling Hall and Fiesta Rancho. Each of these three competitors is owned by Station Casinos, Inc., a publicly traded company. Together, they account for over 6,500 slots, over 100 tables and over 500 hotel rooms and suites. The closest competitor to the Rampart Casino is Suncoast Casino, which is within close proximity to the Rampart Casino. In addition, a nearby Red Rock Station casino opened April 18, 2006 and is expected to result in significant competition for the Rampart Casino. The next closest competitors, Texas Station, Fiesta Station, and Arizona Charlie’s West, are each more than five miles away, outside of the Rampart Casino’s primary market area. The Boulder Strip, where The Cannery II is expected to be located, is home to many competitors. Prominent casinos along the Boulder Strip include Sam’s Town Hall & Gambling Hall operated by Boyd Gaming Corporation; and Sunset Station, Boulder Station, Green Valley Ranch and Fiesta Henderson, each owned by Station Casinos, Inc. These competitors generally have from 1,500 to over 3,100 slots, 25 to 70 tables (including poker) and 200 to over 600 hotel rooms and suites. Nevada Palace and a few other smaller casinos along the Boulder Strip lack the necessary facilities and other amenities to effectively compete in this prominent sub-market.

Las Vegas Strip and Downtown Las Vegas Gaming Market

The Las Vegas Strip is the location of dozens of casinos, including the largest and newest mega-casinos that Las Vegas has to offer. In addition, the Downtown Las Vegas area includes approximately 15 casinos on or near Fremont Street in old Las Vegas. Casinos located on the Las Vegas Strip or in Downtown Las Vegas are typically tourist destinations and generally do not target the locals gaming market.

The Neighborhood Casino Act

In 1997, the Nevada Legislature passed Senate Bill No. 208 (the “Neighborhood Casino Act”), enacting laws which possibly create significant barriers to new competition in CCR’s local gaming markets by limiting future casino development in certain areas of Clark County, Nevada. Those laws were amended in 2001. With certain specified exemptions, the Neighborhood Casino Act restricts non-restricted gaming to certain designated gaming enterprise districts, and imposes potentially burdensome requirements on applicants proposing to have new locations designated as gaming enterprise districts by the applicable county, city or town body with jurisdiction.

Pennsylvania Gaming Market

The primary established competition for the Meadows Casino would likely be two racetrack-based casinos located in West Virginia: the Wheeling Island Racetrack and Gaming Center in Wheeling, West Virginia and the Mountaineer Racetrack and Gaming Resort in Chester, West Virginia. The Wheeling Casino is 34 miles from the Meadows Racetrack and is an established racetrack and slot machine gaming center with approximately 2,400 slots. The Mountaineer Casino is 50 miles from the Meadows Racetrack and is an established racetrack and slot machine gaming center with approximately 3,200 slots.

Pennsylvania plans on licensing fourteen slot machine gaming facilities throughout the state, and the Meadows Casino’s potential competitors would depend upon the allocation of the slot machine licenses by the Pennsylvania Board. According to Pennsylvania law, the closest in-state racetrack-based casino, if licensed, would be located in Erie, Pennsylvania, which is 146 miles from the Meadows Racetrack. In addition, the gaming laws and regulations of the Commonwealth of Pennsylvania have reserved one license in Pittsburgh (approximately 35 miles north of the Meadows Racetrack) for a stand-alone slot machine casino permitting operation of up to 3,000 slot machines (and up to an additional 2,000 slot machines after six months of operation). Two hotel resorts located within a 100-mile radius of the Meadows Racetrack, Seven Springs Mountain Resort and Nemacolin Woodland Resort, have applied for resort hotel-based slot machine licenses permitting the operation of up to 500 slot machines.

Business and Marketing Strategy

CCR aims to target the locals gaming market and capitalize on strong demographic trends. In addition, CCR seeks to position its gaming assets to cater to the propensity of the local residents to participate in casino-style gaming in proximity to where they live. CCR management believes that CCR’s Las Vegas casinos also benefit from Nevada regulatory restrictions that have the effect of limiting competition in the gaming industry, including the Neighborhood Casino Act. For more information on the Neighborhood Casino Act, see “Cannery Casino Resorts—Competition—The Neighborhood Casino Act” above.

Strong Management Team.   The day-to-day operations of CCR are managed by Mr. Paulos and Mr. Wortman, each of whom have had significant gaming industry experience. Mr. Paulos previously served as President of Primadonna Resorts, Inc., which through subsidiaries owned and operated various casino-hotel properties, including Buffalo Bill’s, Whiskey Pete’s, the Primm Valley Inn and Resort, and New York-New York Casino Resort, where he also served on the board of directors. Mr. Paulos has served as Chief Operating Officer of Crown Casino Limited, where he was responsible for the construction and opening of its casino in Melbourne, Australia, and as Senior Vice President of Circus Circus Enterprises, Inc., where he had primary responsibility for the development of the Excalibur and Luxor casinos. Mr. Wortman previously served as Chairman and Chief Executive Officer of Palace Casinos, Inc. In addition to Nevada Palace, he previously owned and operated the Fallon Nugget and Bonanza Inn in Fallon, Nevada and Renata’s/Sunset Lanes in Henderson, Nevada. Mr. Wortman held various senior positions at Caesars Palace Las Vegas, including Treasurer, Chief Financial Officer, Vice President of Administration and Vice President of Hotel Operations, and served as President and Chief Operating Officer of Caesars Tahoe.

Targeted Customer Base.   CCR’s operating strategy aims to attract and retain customers primarily from the locals market through innovative, frequent and high-profile promotional programs, focused marketing efforts and convenient locations. CCR’s primary customers are located within a five-mile radius of its casinos, and CCR focuses its marketing efforts on those patrons.

High-Value Customer Experience.   In order to provide a high-value gaming experience, CCR focuses on slot and video poker machine play. CCR management believes that by offering a wide variety of high quality slot and video poker games, its casinos attract locals and repeat visitors. CCR management is committed to providing a high-value entertainment experience through restaurant, hotel and other entertainment amenities to attract local gaming patrons.

Creative Marketing and Promotional Programs.   CCR management believes that promotions and promotional events are one of the primary factors to success in the locals gaming market. CCR employs a marketing strategy that utilizes innovative, frequent and high-profile promotional programs in order to attract and retain customers and establish a high level of name recognition for CCR’s casinos. In addition to aggressive marketing through television, radio and newspaper advertising, CCR creates and sponsors promotional events and has established and promotes an exclusive players club.

Operating Efficiencies.   By operating casinos with a similar marketing focus and target customer, CCR realizes certain operating efficiencies. For example, The Cannery and the Rampart Casino participate in the same players club, which provides casino patrons with the opportunity to win points at either location and enables management to run larger joint promotions. CCR also benefits from joint purchasing programs for food and other supplies and available quantity discounts. In addition, CCR realizes equipment cost savings from, among other things, identical player tracking systems in its casinos. These player tracking systems provide CCR with access to a larger database of customers for purposes of cross-marketing and promotions. Finally, the accounting, personnel and other administrative functions of CCR’s casinos are centralized to reduce costs.

Employees

As of July 2, 2006, CCR and its subsidiaries had approximately 1,678 active employees. CCR currently has approximately 1,422 full-time equivalent employees. None of these employees are unionized.

CCR recognizes that its employees are critical to its success and has sought to foster a productive work culture. Employees are offered competitive salaries and a benefits package.

Environmental Matters

The operations and properties of The Cannery, the Rampart Casino and the Nevada Palace (and, when constructed, The Cannery II) are and will continue to be subject to a wide variety of complex and stringent environmental laws. CCR management and NP Land management believe that their respective operations and properties are in compliance in all material respects with all applicable environmental laws. Based upon their experience to date, CCR management and NP Land management believe that the future cost of compliance with and liability under existing environmental laws will not have a material adverse effect on their respective financial condition or results of operations.

The operations and properties of the Meadows racetrack also are and will continue to be subject to a wide variety of complex and stringent environmental laws. Pursuant to the terms of the Racing Entities Purchase Agreement, MEC has agreed to indemnify PA Meadows against certain losses arising from liabilities under the environmental laws and related to acts, omissions, conduct or circumstances occurring prior to the closing of the transactions contemplated by that agreement. As a result, CCR management believes that the future cost of compliance with and liability under existing environmental laws applicable to the Meadows racetrack will not have a material adverse effect on PA Meadows’ financial condition or results of operations.

REGULATORY MATTERS

The Company is subject to gaming regulation in Nevada and gaming and harness racing regulation in Pennsylvania. The ownership and operation of casino gaming facilities in Nevada are subject to the gaming laws and regulations of the State of Nevada, including the Nevada Gaming Control Act (such laws and regulations, the “Nevada Act”), and the licensing and regulatory control of The Nevada Gaming Commission (the “Nevada Commission”), and the Clark County Liquor and Gaming Licensing Board, the City of Las Vegas and the City of North Las Vegas (collectively, the “Nevada Gaming Authorities”). The ownership and operation of slot machine facilities in Pennsylvania are subject to the Pennsylvania Race Horse Development and Gaming Act (such laws and regulations, the “Pennsylvania Act”), and the licensing and regulatory control of the Pennsylvania Board. The ownership and operation of harness racing tracks in Pennsylvania are subject to the harness racing laws and regulations of the Commonwealth of Pennsylvania, including the Race Horse Industry Reform Act (such laws and regulations, the “RHIRA”), and the licensing and regulatory control of the Pennsylvania State Harness Racing Commission (“Pennsylvania Commission”).

Nevada Gaming Laws and Regulations

The Nevada Act and the regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things, the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity and the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments. Changes in such laws, regulations and procedures could have an adverse effect on CCR’s gaming operations and the Company’s indirect investment in CCR.

Prior to the consummation of the Final Closing of the CCR Transaction, certain required approvals were obtained from the Nevada Gaming Authorities. Such approvals included:

•       the Company was registered as a “publicly traded corporation” as that term is defined by the Nevada Act (a “Registered Company”),

•       the Company, VoteCo, Blocker, and AcquisitionCo were registered as holding or intermediary companies and found suitable, and

•       the VoteCo Equityholders were licensed as members and managers, as applicable, of VoteCo and found suitable as controlling members and managers, as applicable, of the Company.

In addition, on September 21, 2006 the Nevada Commission issued required approvals in connection with the CCR Transaction, including:

•       approval of the disposition of the CCR equity interests by MGIM to AcquisitionCo,

•       approval of the transfer of certain non-land gaming assets of the Nevada Palace from Esquire to Millennium and then to CCR and then to NP LLC,

•       approval of the conversion of outstanding CCR units into preferred units issued pursuant to the CCR Operating Agreement,

•       the registration of CCR as an intermediary company and finding CCR suitable as the sole member of NP LLC,

•       the licensing of NP LLC and key employees of NP LLC,

•       approval of MMG II’s receipt of a percentage of gaming revenue from NP LLC as a management fee, and

•       the licensing of MMG II as a “key employee” of NP LLC.

In connection with these approvals, the Nevada Gaming Authorities required the Company, VoteCo, Blocker and AcquisitionCo and each such company’s respective members and managers to be found suitable in connection with the CCR Transaction. While the direct and indirect holders of Class B Membership Units of the Company were not mandatorily required to be found suitable in connection with the CCR Transaction, they remain subject to the discretionary authority of the Nevada Gaming Authorities and can be required to file an application and have their suitability determined, or to dispose of their investment in the Company. It is customary practice of the local jurisdictions in Nevada to defer to the Nevada Board with respect to the background and suitability investigation of gaming applications.

The Company is registered by the Nevada Commission as a “publicly traded corporation” as that term is defined in the Nevada Act.

The Company, VoteCo, Blocker and AcquisitionCo have obtained from the Nevada Gaming Authorities various registrations, licenses, findings of suitability, approvals and permits required to acquire the CCR equity interests and to engage in gaming operations in Nevada. In connection with the Company’s, VoteCo’s, Blocker’s and AcquisitionCo’s applications, each of the VoteCo Equityholders was approved as a member of VoteCo, and each of Mr. Kaplan and Mr. Beck was approved as a Manager of the Company and as a manager of Blocker and AcquisitionCo.

No person may become a stockholder or member of, or receive any percentage of the profits of, an intermediary company or gaming licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with the Company or its affiliates to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Certain of the officers, managers and key employees of CCR, the Company, VoteCo, Blocker and AcquisitionCo were required to file applications with the Nevada Gaming Authorities and were required to be licensed or found suitable by the Nevada Gaming Authorities. All applications required as of the date of this statement have been filed, and all approvals have been received. However, the Nevada Gaming Authorities may require additional applications and may also deny an application for licensing for any reason which they deem appropriate. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

If the Nevada Gaming Authorities were to find an officer, manager or key employee of CCR, the Company, VoteCo, Blocker or AcquisitionCo unsuitable for licensing or unsuitable to continue having a relationship with these entities, the companies involved would have to sever all relationships with such person. The Nevada Gaming Authorities may deny an application for any cause which they deem reasonable. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

If it were determined that the Nevada Act was violated by CCR, the Company, VoteCo, Blocker or AcquisitionCo, the gaming licenses they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, any such violator and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act, or of the regulations of the Nevada Commission, at the discretion of the Nevada Commission. Furthermore, the Nevada Commission could appoint a supervisor to operate The Cannery, the Rampart Casino, the Nevada Palace or, when constructed, The Cannery II and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) impact casino revenues and cause the Company to suffer financial loss.

On September 21, 2006 the Nevada Commission issued an order of registration of the Company (the “Final Order”), effective immediately. The Final Order prohibited (1) VoteCo, InvestCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Class A Membership Units or Class B Membership Units of CCR or any other security convertible into or exchangeable for Class A Membership Units or Class B Membership Units, without the prior approval of the Nevada Commission, and (2) the Company from declaring cash dividends or distributions on any class of membership unit of the Company beneficially owned in whole or in part by InvestCo, VoteCo, or their respective affiliates, without the prior approval of the Nevada Commission.

After the Final Order was issued, the Company, VoteCo, Blocker and AcquisitionCo became subject to detailed ongoing financial and operating reporting requirements to the Nevada Gaming Authorities. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company, VoteCo, Blocker and AcquisitionCo must be reported to, or approved by, the Nevada Commission.

Regardless of the number of shares held, any beneficial holder of a Registered Company’s voting securities may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Act requires any person who individually or in association with others acquires, directly or indirectly, beneficially owns more than 5% of a Registered Company’s voting securities to report the acquisition to the Nevada Commission, and such person may be required to be found suitable. The Nevada Act requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of a Registered Company’s voting securities to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a Registered Company’s voting securities may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. Also under certain circumstances, an institutional investor that has obtained a waiver may hold up to 19% of a Registered Company’s voting securities for a limited period of time and maintain the waiver. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of a Registered Company, a change in the corporate charter, bylaws, management, policies or operations of a Registered Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding a Registered Company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•       voting on all matters voted on by stockholders or interest holders;

•       making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and

•       other activities that the Nevada Commission may determine to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner of equity securities if the record owner, after request, fails to identify the beneficial owner. Any member found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity securities of a Registered Company beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a member or hold a voting security or other equity security issued by the Company or to have any other relationship with the Company, the Company:

•       pays that person any dividend or interest with respect to voting securities of the Company,

•       allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

•       pays remuneration in any form to that person for services rendered or otherwise, or

•       fails to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities, including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt or non-voting security of a Registered Company to file applications, be investigated and be found suitable to own the debt or non-voting security of a Registered Company. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Company can be sanctioned, including by revocation of its approvals, if without the prior approval of the Nevada Commission, the Registered Company:

•       pays to the unsuitable person any dividend, interest, or any distribution whatsoever,

•       recognizes any voting right by such unsuitable person in connection with such securities,

•       pays the unsuitable person remuneration in any form, or

•       makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

The Nevada regulators provide that changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Commission. Entities and persons seeking to acquire control of a Registered Company must satisfy the Nevada Commission with respect to a variety of stringent standards prior to assuming control of such Registered Company. The Nevada Commission may also require controlling stockholders, members, partners, officers, directors and other persons having an ownership interest in or a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons, and who proposes to become involved or is involved in a gaming venture outside of Nevada (“Foreign Gaming”), is required to deposit certain funds with the Nevada Board in order to pay the expenses of investigation of the Nevada Board of their participation in such Foreign Gaming. Thereafter the licensees are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the Foreign Gaming operation, fails to conduct the Foreign Gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contracts with, or associates with, a person in the Foreign Gaming operation who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

Pennsylvania Gaming Laws and Regulations

In order to consummate the Meadows Transaction, PA Meadows, the Racing Entities and MEC have agreed to cooperate in seeking approvals from the Pennsylvania Board. There can be no assurance that such approvals will be granted or that, if granted, they will be granted on a timely basis. The Company will not be able to consummate fully the Meadows Transaction until necessary approvals are obtained.

Pennsylvania Slot Machine Laws and Regulations

The ownership and operation of slot machine facilities in Pennsylvania is subject to extensive state regulation by the Pennsylvania Board under the Pennsylvania Act and the regulations of the Pennsylvania Board. The Pennsylvania Board has broad discretion regarding the issuance, renewal, revocation and suspension of slot machine licenses. The Pennsylvania Act, and the regulations promulgated thereunder, concern primarily the good character, honesty, integrity and financial stability of slot machine licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in slot operations.

Pursuant to the Pennsylvania Act, the Pennsylvania Board has the power and authority to issue up to 14 licenses to operate slot machines, which licenses are divided into three categories as described further below. As of January 9, 2006, the Pennsylvania Board received 25 applications for the 14 available licenses. Three of these applications were rejected by the Pennsylvania Board on February 2, 2006 for lacking the letter of credit or bond required by the Pennsylvania Act.

The Pennsylvania Act created three categories of slot machine licenses. The Pennsylvania Board may issue up to seven Category 1 Slot Machine Licenses to existing holders of a license to conduct thoroughbred or harness racing that plan to continue such racing. The Pennsylvania Board may issue up to five Category 2 Slot Machine Licenses to persons not eligible for a Category 1 Slot Machine License who are seeking to locate facilities in certain large cities (e.g., Philadelphia and Pittsburgh) or in revenue or tourism enhanced locations. The holder of a Category 1 or Category 2 Slot Machine License may operate up to 3,000 slot machines and, with the approval of the Pennsylvania Board, up to an additional 2,000 slot machines after six months of operation. The Pennsylvania Board may issue up to two Category 3 Slot Machine Licenses to persons seeking to locate facilities in well-established resort hotels. A Category 3 licensee may operate up to 500 slot machines. The Pennsylvania Board may also issue Conditional Category 1 Slot Machine Licenses upon payment of the required license fee and completion of an initial background investigation, but before full compliance with the license requirements.

One of the Racing Entities, Washington Trotting Association, Inc. (“WTA”), PA Meadows and their respective affiliates, principals and key employees have applied to the Pennsylvania Board for the approvals necessary to obtain a Category 1 Slot Machine License and a Conditional Category 1 Slot Machine License in connection with the Meadows Transaction. On September 27, 2006 the Pennsylvania Board approved each of WTA and four other holders of thoroughbred or harness racing licenses that plan to continue such racing, for a Conditional Category 1 Slot Machine License.

The Pennsylvania Board will not issue a license until it is satisfied that the applicant has proven by clear and convincing evidence that it and its affiliates are persons of good character, honesty, integrity and that their prior activities, criminal record, reputation, habits and associations do not pose a threat to the public interest or the effective regulation and control of slot machine operations or create or enhance the danger of unsuitable, unfair or illegal practices, methods and activities in the conduct of slot machine operations or in the carrying on of the business and financial arrangements incidental thereto. The applicant must also prove by clear and convincing evidence the adequacy of its financial resources, the financial stability, integrity and responsibility of it and its affiliates, and the integrity of all financial backers, investors, mortgagees, bondholders and holders of indentures, notes or other evidences of indebtedness, either in effect or proposed, except that banking or lending institutions or institutional investors may be waived from the qualification requirements. An applicant must also establish by clear and convincing evidence that the applicant has sufficient business ability and experience to create and maintain a successful, efficient operation.

All applicants must develop and implement a diversity plan to assure that all persons are accorded equality of opportunity in employment and contracting. All applicants must maintain certain records, which shall be made available to the Pennsylvania Board upon request.

In addition, the Pennsylvania Board cannot issue a Category 1 Slot Machine License or a Conditional Category 1 Slot Machine License unless the entity applying for such a license has been issued a license from the Pennsylvania State Horse Racing Commission or Pennsylvania Commission to conduct thoroughbred or harness racing meets, or is a successor in interest to an entity eligible for such a license. WTA, which was approved for a Conditional Category 1 Slot Machine License, holds a license from the Pennsylvania Commission to conduct harness racing meets. The Pennsylvania Act further requires that the applicant for a Category 1 Slot Machine License or a Conditional Category 1 Slot Machine License conducted, or is a successor in interest to an entity that conducted, live racing at the facility for a certain period of time and must continue to conduct such live racing. WTA has conducted, and it is expected that WTA will continue to conduct, the necessary live racing at the Meadows racetrack.

The Pennsylvania Board will investigate each applicant for a license. Applicants and licensees are required to provide full cooperation to the Pennsylvania Board in the conduct of any inquiry or investigation and must provide any supplementary information requested.

No executive-level Pennsylvania state employee, public official or party officer, or any of their immediate family members, may have a financial interest in a licensed gaming entity, be employed by any gaming entity or affiliate thereof or solicit or accept any service or discount not offered to the general public from a gaming entity or affiliate. No applicant, affiliate, intermediary, subsidiary or holding company may possess a greater than one-third ownership or financial interest in another slot machine licensee or person eligible to apply for a Category 1 Slot Machine License. An applicant, licensed entity or officer, director or key employee of a licensee may not make any contribution to a candidate for nomination or election to any public office in Pennsylvania.

The Pennsylvania Board may deny an application or suspend or revoke a license of a person or applicant who has failed to prove to the satisfaction of the Pennsylvania Board that the person or applicant is qualified in accordance with the Pennsylvania Act, who has violated the Pennsylvania Act, who is disqualified under the criteria set forth in the Pennsylvania Act, who provided false or misleading information to the Pennsylvania Board, who has materially departed from a representation made in the application for a license or who has failed to comply with applicable Federal or state laws or regulations. If the Pennsylvania Board does not approve a slot machine license application based on a finding that an individual who is a principal or has an interest in the entity applying for licensure does not meet the character requirements or any other eligibility requirement or is in violation of the change in ownership and control provisions of the Pennsylvania Act, the Pennsylvania Board may permit the individual or entity the opportunity to divest completely his or her interest in the entity and related entities. The Pennsylvania Board must approve the terms and conditions of divestiture, but the Pennsylvania Act requires that the compensation for the divested interest not exceed the cost of the interest.

The Pennsylvania Act further requires that the Pennsylvania Board must issue, condition or deny all filed applications for licenses to manufacture and supply slot machines at least three months prior to the Pennsylvania Board’s approval, conditioning or denial of any category of slot machine license. The Pennsylvania Board took action and licensed four suppliers on July 20, 2006.

Within six months of receiving a Category 1 Slot Machine License, the recipient is required to pay a one-time license issuance fee in the amount of $50 million and post a bond in an amount of not less than $1 million as a guarantee that it will faithfully make the payments, keep books and records and conduct operations in conformity with the Pennsylvania Act and regulations. A Category 1 Slot Machine Licensee is not required to make annual license fee payments, but is subject to a daily tax of 34%, a local share assessment of 4% and no less than $10 million, and an additional daily assessment of 5% of its daily gross terminal revenue. A licensee shall also pay a daily assessment to the Pennsylvania Race Horse Development Fund in a maximum amount of 12% of daily gross terminal revenue as determined by the Department of Revenue.

A license or permit issued by the Pennsylvania Board is a privilege and, except as set forth below, may not be sold, transferred or assigned to any person, nor shall a licensee or permittee pledge or otherwise grant a security interest in a license. A licensee must notify the Pennsylvania Board prior to or immediately upon becoming aware of any proposed or contemplated change of ownership by a group or person which involves (i) more than 5% of the licensee’s ownership interests, (ii) more than 5% of the ownership interests of an entity that owns, directly or indirectly, at least 20% of the voting or other ownership interests of the licensee, (iii) a sale, other than in the ordinary course of business, of a licensee’s assets, or (iv) any other transaction or occurrence deemed to be relevant by the Pennsylvania Board.

A purchaser of the assets of a licensee other than in the ordinary course of business or of more than 20% of the licensee’s ownership interests must independently qualify for a license and pay a new license issuance fee of $50 million. However, the fee is subject to reduction in the discretion of the Pennsylvania Board.

Slot machine licenses must be renewed annually. If a completed renewal application is received in a timely manner, the license shall remain in effect unless and until the Pennsylvania Board denies or renews the license.

Pennsylvania Harness Racing Laws and Regulations

The ownership and operation of pari-mutuel harness racing facilities in Pennsylvania is subject to extensive state regulation by the Pennsylvania Commission under the RHIRA and the regulations of the Pennsylvania Commission. Pursuant to the RHIRA, the Pennsylvania Commission is empowered to issue no more than five licenses for the conduct of pari-mutuel harness racing (each, a “Harness Racing License”). Two of the Racing Entities each hold one of the five Harness Racing Licenses. Presently, two of the remaining three Harness Racing Licenses are issued, while the fifth remains unissued.

Once a Harness Racing License has been issued, the RHIRA provides that such license shall remain in effect so long as the licensee complies with all conditions, rules, regulations and provisions of the RHIRA. Harness Racing Licenses are not transferable. The RHIRA requires that each holder of a Harness Racing License shall, within ten days after any transfer of stock comprising an interest of 5% or more of such licensee, notify the Pennsylvania Commission of such transfer. Such licensee must also file with the Pennsylvania Commission affidavits from the proposed transferees setting forth certain required information regarding the proposed transfer and the proposed transferee.

PA Meadows and its affiliates, principals and key employees made application with the Pennsylvania Commission for approval of the transfer of the stock of each of the Racing Entities to PA Meadows. On May 18, 2006, the Pennsylvania Commission granted conditional approval of such stock transfers and on July 7, 2006 extended the effectiveness of its approval.

After the first closing, the MEC Operator will continue to conduct harness racing at the site of the Meadows racetrack and operate the racing operations. As such, and in connection with such activities, the MEC Operator has made appropriate application to the Pennsylvania Commission.

If the Pennsylvania Commission determines that it is inconsistent with the public interest, convenience or necessity, or with the best interest of racing generally, for any person to continue as the holder of an equity interest in a licensee or any parent or affiliate of a licensee, the Pennsylvania Commission may order such person to dispose of such interest in a licensee within a period of time specified by the Pennsylvania Commission.

The Pennsylvania Commission may refuse to grant a Harness Racing License or may suspend or revoke a Harness Racing License without a prior hearing if it determines by a preponderance of the evidence that (i) a licensee, its officers, employees or agents have not complied with the conditions, rules, regulations and provisions of the RHIRA and (ii) it would be in the public interest, convenience or necessity to revoke or suspend the subject license. Such refusal, suspension or revocation may be premised upon, among other things, a determination by the Pennsylvania Commission that (a) any officer, director, member or stockholder of the licensee or any parent or affiliate of the licensee (1) has been convicted of a crime involving moral turpitude, (2) has engaged in bookmaking or other forms of illegal gambling, (3) has been found guilty of any fraud or misrepresentation in connection with racing or breeding, (4) has been guilty of any violation or attempt to violate any law, rule or regulation of any racing jurisdiction for which suspension from racing might be imposed in such jurisdiction or (5) has violated any rule, regulation or order of the Pennsylvania Commission, or (b) the experience, character or fitness of any officer, director, member or stockholder of the licensee or any parent or affiliate of the licensee is such that the participation of the person in horse racing or related activities would be inconsistent with the public interest, convenience or necessity or with the best interest of racing. Upon receiving notice of any such determination by the Pennsylvania Commission, a licensee may, within ten days after such notice, demand a hearing before the Pennsylvania Commission. However, the action of the Pennsylvania Commission in refusing to grant or in suspending or revoking a Harness Racing License shall remain in full force pending such hearing and final determination.

In addition to its power to suspend or revoke Harness Racing Licenses, the Pennsylvania Commission is authorized and empowered to impose fines upon persons and entities that participate in any way in any horse race meet at which pari-mutuel wagering is conducted and violate the RHIRA or the rules and regulations promulgated by the Pennsylvania Commission, in an amount not to exceed $5,000 for each violation.

Each entity participating in the management of a licensee and each licensee must provide the Pennsylvania Commission on an annual basis with a complete list of all holders of an ownership interest, indicating the interest of each person.

Reports to Security Holders

The Company is filing this Registration Statement voluntarily. The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder.

The Company is required and expects to file annual, quarterly and other current reports and information with the Securities and Exchange Commission. You may read and copy any materials filed by the Company with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Company’s filings are also available to the public from commercial document retrieval services and at the World Wide Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ITEM 2                   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

Overview

The following management discussion and analysis relates to the Company financial statements and notes thereto included elsewhere in this Registration Statement.

The Company and its subsidiaries were formed in 2005 for the primary purpose of participating in various activities relating to the gaming industry and has incurred costs (primarily professional fees) in connection with the CUP Agreement (see note 3 to the Company consolidated financial statements attached hereto), including applications by the Company and certain of its subsidiaries and beneficial owners for licensure with gaming regulatory authorities in Nevada and Pennsylvania.

The Company had no revenue generating business from inception until the Final Closing, and its current business consists primarily of its ownership of its 33 1/3% equity interest in CCR (increasing potentially to a 42% interest) and a 33 1/3% equity interest in NP Land. Its only operations have consisted of interest income earned on certain notes receivable and nominal administrative expenses.

Liquidity and Capital Resources

During the period from inception (July 22, 2005) through December 31, 2005, the Company incurred costs associated with the CUP Agreement totaling $1.6 million and during the six months ended June 30, 2006 incurred additional costs associated with the CUP Agreement of $2.1 million. These costs were partially offset by a reimbursement from CCR of $3.0 million. The remaining costs were paid for by Member contributions. During the six months ending December 31, 2006, the Company expects to incur additional costs of approximately $275,000 associated with the CUP Agreement. These costs will be financed by Member contributions.

During the period from inception (July 22, 2005) through December 31, 2005, and for the six months ended June 30, 2006, the Company incurred costs associated with obtaining gaming and related licenses in Nevada and Pennsylvania totaling $0.9 million and $0.07 million, respectively. During the six months ending December 31, 2006, the Company expects to incur additional costs of obtaining licenses in Nevada and Pennsylvania. These costs will also be financed by Member contributions.

As support for PA Meadows’ obligations under the Racing Entities Purchase Agreement, AcquisitionCo executed a $25 million equity commitment letter, which terminates at the second closing and a copy of which is attached as an Exhibit to this Registration Statement.

In order to consummate the second closing of the Meadows Transaction, CCR and PA Meadows will need to arrange debt and/or equity financing, including the funding of the purchase price, equipment, a temporary casino facility, and a $50 million licensing fee with Pennsylvania. In connection with the transaction, the Company arranged for a $50 million letter of credit issued in support of the Pennsylvania licensing fee and, when such letter of credit is drawn, will be deemed to have made an additional $50 million equity investment in CCR. The Company is also committed to providing up to an additional $25 million of equity investment in CCR for The Meadows. After the second closing, the Company’s percentage ownership in CCR would increase from 33 1/3% to 42%, with Millennium owning the remaining 58%.

Critical Accounting Estimates and Policies

Although the Company’s consolidated financial statements necessarily make use of certain accounting estimates by management, at this time, the Company’s management believes no matters are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on its financial condition or results of operations. Moreover, the Company does not now employ any critical accounting policies that are selected from among available alternatives or require the exercise of significant management judgment to apply.

CCR

Overview

The following management discussion and analysis relates to the CCR financial statements and notes thereto included elsewhere in this Registration Statement. The CCR financial statements are not consolidated with the financial statements of the Company and are included herein, along with the following discussion, to aid the investors’ understanding of the Company.

CCR’s business is derived from the operation of two Las Vegas locals’ casinos, The Cannery and The Rampart Casino. CCR’s primary emphasis is on the operation of slot machines. During the year 2005, CCR operated approximately 3,154 slot machines and 59 table games (including 12 poker tables). Net revenues are a key performance indicator as well as the ability to efficiently convert revenues into net income. The ability to successfully operate in the highly competitive Las Vegas local casinos market is largely dependent on the ability to access the financial markets and internally generate sufficient cash flow for capital improvements and debt repayment.

Consolidated net income for the year ended December 31, 2005 increased 242% to $15.5 million as compared to $4.5 million for the year ended December 31, 2004. The following discussion and analysis is intended to provide information regarding the operating performance of CCR during the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Results of Operations

The following table highlights the various sources of revenues and expenses for CCR as compared to the prior year (dollars in thousands):

	2005	2004	Increase (Decrease)%
Net revenues
Casino	$149,821	$119,135	$30,686	26%
Food and beverage	15,446	13,963	1,483	11%
Hotel	4,051	3,540	511	14%
Other	2,229	2,026	203	10%
	171,547	138,664	32,883	24%
Costs and expenses:
Casino	54,706	49,139	5,567	11%
Food and beverage	18,293	17,204	1,089	6%
Hotel	2,043	1,806	237	13%
Other selling, general and administrative	58,305	43,215	15,090	35%
	133,347	111,364	21,983	20%
EBITDA(1)	$38,200	$27,300	$10,900	40%
EBITDA margin	22%	20%

(1)          EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of operating performance in the gaming industry and is frequently used when valuing gaming companies. CCR uses EBITDA as the primary measure of operating performance of each property. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, as an alternative to cash flow from operating activities, as a measure of liquidity, or as any other measure determined in accordance with accounting principles generally accepted in the United States of America. Significant uses of cash flows, including capital expenditures, interest payments, income tax distributions to members and debt principal and interest payments are not reflected in EBITDA.

Casino

Casino revenues increased 26% for the year ended December 31, 2005 as compared to the year ended December 31, 2004. A portion of the increase was due to the casino expansion at The Cannery, which added approximately 440 slot machines and a parking structure accommodating approximately 1,800 vehicles. The parking structure was completed during April 2005 while the casino expansion opened May 2005. The city of North Las Vegas experienced strong population growth during the period which benefited The Cannery and its ability to attract new customers. These factors, combined with growth in the customer data base through the continuation of aggressive casino marketing programs, all contributed to an increase in net casino revenue of approximately $17.5 million at The Cannery during 2005. CCR’s management expects these trends to continue during 2006 as expansion of the facilities continues (see “Liquidity and Capital Resources” below) and the population base increases.

The Rampart Casino net revenues increased approximately $13.2 million during 2005. This was the result of improvements to the slot machine product, aggressive marketing programs, and strong employment and population growth in the area surrounding the facilities. There was no new competition impacting either operation.

CCR’s management believes the opening of the Red Rock Station property in the Summerlin area of Las Vegas will result in significant competition for the Rampart Casino which may negatively impact revenues in future periods.

Food and Beverage

Net food and beverage revenues increased 11% during the year ended December 31, 2005. This increase was equally due to increased customer visits and changes to menu offerings and pricing.

Hotel

Net hotel revenues increased 14% during the year ended December 31, 2005. The increase resulted from a $10 increase in the average daily rate from approximately $58 for the year ended December 31, 2004 to approximately $68 for the year ended December 31, 2005. Hotel occupancy was 86% and 87% for the years ended December 31, 2005 and 2004, respectively. All hotel revenues were derived from the operations of The Cannery.

Other

Other revenues increased 10% primarily due to processing an increased volume of customer transactions.

Costs and Expenses

Costs Related to Operations

The increase in costs related to casino, food and beverage and hotel operations were due to activities related to the increased business volumes. Increases were realized through additional labor and the cost of goods and services provided to customers.

Selling, General and Administrative

Selling, general and administrative expenses increased $15.1 million (35%) from $43.2 million during the year ended December 31, 2004 to $58.3 million for the same period in 2005. The following factors contributed to this increase:

CCR leases the Rampart Casino through an operating lease commitment (see note 7 to the CCR consolidated financial statements attached hereto). Rent expense increased $5.0 million from $12.1 million for the year ended December 31, 2004 to $17.1 million for the same period in 2005 related to the Rampart Casino lease commitment and is included in selling, general and administrative expense on the consolidated income statement. CAM charges relating to the lease totaled $3.5 million for the year 2005 which was an increase of $1.3 million over the same period in 2004.

Advertising and promotional expenses associated with the higher revenues increased $5.3 million during 2005.

Depreciation and Amortization

Depreciation and amortization expense increased 17% ($2.0 million) during the year 2005. The increase was primarily due to the expansion of The Cannery during the year 2005. Gross asset additions were approximately $30.2 million during 2005.

Other income (expense)

Loss on Debt Refinancing

CCR realized a loss on debt refinancing of $1.8 million during September 2004. There were no refinancing activities reflected in the consolidated statements of operations and members equity for the year ended December 31, 2005 (see note 8 to the CCR consolidated financial statements attached hereto).

Interest Expense

Interest expense, net of capitalized interest, increased approximately $2.3 million from $6.8 million during the year 2004 to $9.2 million for the year 2005. The increase was due to the financing costs related to funding the expansion at The Cannery. Long-term debt, net of principal payments, increased $18.7 million during the year 2005. Increases are anticipated in future periods with further expansion of The Cannery and the development of The Cannery II (see “Liquidity and Capital Resources” below).

Amortization of Debt Issuance Costs

Amortization of debt issuance costs was $0.3 million and $2.3 million for the years ended December 31, 2005 and 2004, respectively. In September 2004, the remaining balance of debt issuance costs were expensed as CCR completed its refinancing.

Interest Income

Interest income increased to $0.4 million for the year ended December 31, 2005 as a result of the increase in cash balances.

Liquidity and Capital Resources

During the year ended December 31, 2005, CCR generated $34.9 million from operating activities. $30.8 million was used in investing activities (primarily capital improvements) and $4.6 million was used to reduce debt. Cash and cash equivalents increased to $42.7 million at December 31, 2005 from $20.9 million at December 31, 2004. Net long-term debt increased to $103.6 million at December 31, 2005 from $82.5 million at December 31, 2004.

Capital expenditures totaled approximately $31.1 million during the year ended December 31, 2005 and was comprised of $28.0 million related to property expansion and $3.1 million related to maintenance.

CCR estimates capital expenditures will total at least $66.0 million during the year ending December 31, 2006. This is expected to be comprised of approximately $10.0 million related to the theater project expansion at The Cannery, $30.0 million related to The Cannery II development (including the exercise of the $2.8 million lease purchase option on approximately 7 acres), approximately $16.0 million associated with the CUP Agreement (see note 8 to the CCR consolidated financial statements attached hereto) and $10.0 million related to maintenance, capital expenditures and other projects. These expenditures are expected to be funded by the refinancing and from internally generated funds.

The Cannery theatre expansion includes 14 theatres and the addition of approximately 250 slot machines and opened May 5, 2006.

Long-term Capital Expenditures

CCR intends to begin construction of The Cannery II project in January 2007. CCR’s management is currently evaluating the final design and has not received project cost estimates as of July 26, 2006. CCR’s management intends to finance this project with a combination of revolving funds available as part of the Credit Agreement and internally generated funds (subject to an “in-balance” test under the Credit Agreement that generally requires the available revolving commitments, cash on hand over $20 million or such greater amount as is required by applicable law and CCR’s projected free cash flow to equal or exceed the costs required to complete the project, retainage amounts and reasonably necessary reserves and contingencies). The Credit Agreement restricts the total The Cannery II project cost to $160.0 million.

Meadows Gaming Opportunity

In the Meadows Transaction, CCR, through PA Meadows, has agreed to acquire the stock of the Racing Entities. The entities own and operate The Meadows Racetrack and one entity has a application pending before the Pennsylvania Board that would permit it to operate slot machines at The Meadows. After issuance of a gaming license, PA Meadows will construct a casino and operate a minimum of 1,800 and a maximum of 5,000 slot machines in the Meadows Casino. MEC will have no involvement with the Meadows Casino or any related new business activities.

The Meadows Transaction contemplates two closings. In the first closing, which occurred on July 26, 2006, PA Meadows acquired the stock of the Racing Entities and issued to MEC a note for $175 million to secure the cash purchase price obligation and a note for $25 million to secure the holdback obligation. Subject to certain conditions and upon receipt of the required regulatory approvals, PA Meadows will effect the second closing by repaying the $175 million note in cash and exchanging the $25 million holdback note for a holdback agreement. The holdback agreement is designed to support the potential indemnity obligations of MEC under the stock purchase agreement. The second closing is expected to occur in the fourth quarter of 2006. In the event the second closing is not consummated by October 31, 2006, or earlier upon the occurrence of certain other events as described below, PA Meadows is obligated to return to MEC the stock of the Racing Entities in return for cancellation of the notes issued to MEC.

The notes were issued to MEC under the terms of the Note Agreement. Interest does not accrue on the notes until after the earliest to occur of (i) a date selected by PA Meadows within thirty-five days of either the issuance or approval for issuance, with conditions reasonably satisfactory to PA Meadows’ lenders, of a gaming license by Pennsylvania, (ii) certain specified events of default as described below, or (iii) five business days after the deadline date of October 31, 2006. The latter deadline date may be extended if the issuance or approval of the gaming license occurs after October 1, 2006, in which case, the deadline date is extended to the thirty-sixth day after such issuance or approval for issuance of the gaming license. If interest begins to accrue, the rate is set at 2% above the base rate used by Citibank. In the situation where there has been no issuance or approval for issuance of a gaming license prior to the deadline date, interest will not accrue if the parties are in discussions to consummate the second closing until one party provides a notice terminating the discussions or the Note Agreement.

The notes are required to be repaid on their maturity date, either in cash and the delivery of a holdback agreement or by the return of the stock of the Racing Entities to MEC. The maturity date occurs on the earliest to occur of a date selected by PA Meadows within thirty-five days of either the issuance or approval for issuance, with conditions reasonably satisfactory to PA Meadows’ lenders, of a gaming license, delivery of a notice by either MEC or PA Meadows triggering a transfer of the stock back to MEC, or events of bankruptcy. The events that could permit the delivery of a notice by either MEC or PA Meadows to trigger the stock transfer are materially adverse changes, specified events of defaults, condemnation or material destruction of the current facilities at The Meadows or a failure to close the transaction by the deadline date.

Under the Note Agreement, PA Meadows has agreed on behalf of itself and its subsidiaries to certain affirmative and negative covenants. The affirmative covenants include, among other things: (i) providing financial records and access to the premises; (ii) consummating the transactions under the $25 million equity commitment letter; and (iii) complying with the terms of the Racing Entities Purchase Agreement. The negative covenants of PA Meadows include, among other things: (i) limitations on indebtedness; (ii) restrictions on the creation or existence of liens; (iii) prohibitions on contingent obligations outside the ordinary course of business; (iv) limitations on capital expenditures; (v) prohibitions on mergers or material acquisitions or dispositions of property or assets; (vi) restrictions on transactions with affiliates; (vii) limitations on payments and distributions from PA Meadows and related companies; (viii) limitations on advances, investments and loans; (ix) restrictions on the amendment of fundamental corporate documents or the issuance of capital stock; and (x) limitations related to the use of the property and operation of the business.

Specified events of default by PA Meadows that permit MEC to declare a default and provide the notice for a stock transfer are as follows: (i) failure of PA Meadows or its subsidiaries to make payments or make a stock transfer back to MEC when required; (ii) failure of PA Meadows or its subsidiaries to make a payment on indebtedness of $5 million or more; (iii) materially false or misleading representations or certificates diminishing the ability of PA Meadows to consummate the second closing prior to the deadline date; (iv) the default by any party in the performance of material specified covenants, with a period of cure if such default was not willful or knowing; (v) default in the performance of remaining covenants after a period of cure; (vi) defaults by parent entities of PA Meadows in their agreements under the Note Agreement; (vii) the initiation of bankruptcy proceedings; (viii) defaults by related parties under agreements entered into in support of the Meadows Transaction; (ix) actions by PA Meadows or any subsidiary to repudiate or contest the security interests securing the notes; (x) the failure of any of the agreements entered into at the first closing to be in full force and effect; (xi) the failure of PA Meadows to maintain a gaming application in Pennsylvania and other identified deficiencies in the gaming application; and (xii) a change in control of PA Meadows.

The notes are guaranteed by the Racing Entities and secured by liens on substantially all of the assets of PA Meadows and the Racing Entities eligible as collateral under Pennsylvania law. The notes may be pre-paid without penalty. Pursuant to a forbearance agreement, an affiliate of MEC, with pre-existing security interests in substantially all of the assets of the Racing Entities, has agreed to forebear from exercising remedies against any of its collateral unless PA Meadows has failed to return the stock of the Racing Entities after notice of a specified event of default under the note agreement and or under other circumstances. At the second closing, the liens held by MEC and the related company will be released.

The original terms and conditions of the holdback arrangement provided for the $25 million note to be exchanged for holdback documents that would defer payment of the $25 million over the course of five years after the second closing, supported by either a letter of credit or a guaranty from a non-controlling related party of PA Meadows. Due to regulatory issues relating to the approval of the gaming license, the parties have agreed to modify the terms and conditions of the holdback arrangement. MEC has agreed to release the support for the holdback amount, subordinate payments under the holdback and defer receipt of holdback payments until the opening of the permanent casino at The Meadows, in exchange for an up to an additional $25 million of equity support for PA Meadows from its indirect equity owners. The holdback arrangement will support the potential indemnification obligations of MEC to PA Meadows under the Racing Entities Purchase Agreement and the Racing Services Agreement. Of the amount deferred, MEC will be entitled to the payment of interest at 4% per year, compounded annually, on the lesser of $15 million and the amount of deferred purchase price that remains to be paid.

In order to consummate the second closing of the Meadows Transaction, CCR and PA Meadows will need to arrange debt and / or equity financing, including the funding of the purchase price, equipment, a temporary casino facility, and a $50 million licensing fee with Pennsylvania. CCR currently estimates the cost of constructing and equipping the temporary casino at approximately $65 million, excluding interest charges. On July 26, 2006 PA Meadows executed a commitment letter providing for a $275 million credit facility with certain financial institutions which is non-recourse to CCR. In addition, the Company arranged for a $50 million letter of credit issued in support of the Pennsylvania licensing fee and, when such letter of credit is drawn, will be deemed to have made an additional $50 million equity investment in CCR. The Company is also committed to providing up to an additional $25 million of equity investment in CCR for The Meadows. After the second closing, the Company’s percentage ownership in CCR would increase from 33 1/3% to 42%, with Millennium owning the remaining 58%.

Credit Agreement

On January 5, 2006, CCR and three of its subsidiaries entered into the Credit Agreement and are parties thereto as co-borrowers. The Credit Agreement replaced CCR’s old credit facilities and, in connection therewith, CCR repaid approximately $115 million of existing indebtedness.

The Credit Agreement consists of a $140 million revolving credit facility and a $110 million term loan. On July 1, 2006, the outstanding principal amount of the term loan was $110 million while availability under the revolving credit facility was $122 million. The loans mature in January 2011. The term loan is generally required to be repaid in increments of 0.25% of the aggregate principal amount per quarter beginning on March 31, 2006 through the maturity date. In addition, if CCR’s consolidated total leverage ratio exceeds 3.50 for any quarter through the fiscal quarter during which construction of Cannery II has commenced (rising to 4.25 for the next 2 fiscal quarters, 4.50 for the four fiscal quarter thereafter and then falling gradually over the next four quarters to 3.00 for any periods thereafter), mandatory prepayments of excess cash are required to be made to reduce the principal balance of the term loan. The required leverage ratio would be adjusted in the event that Cannery II were not developed or an approved acquisition (as defined in the Credit Agreement) were consummated. Amounts repaid under the term loan may not be reborrowed. The interest rate on the term loan is based upon either the agent bank’s quoted base rate or the Eurodollar rate, plus a fixed margin. The interest rate on the revolving credit facility is based upon either the agent bank’s quoted base rate or the Eurodollar rate, plus an applicable margin that is determined by the level of a predefined financial leverage ratio. In addition, CCR incurs commitment fees on the unused portion of the revolving credit facility.

CCR and its subsidiary co-borrowers under the Credit Agreement are subject to various affirmative and negative covenants and reporting obligations in favor of the lenders. These include restrictions on indebtedness, capital expenditures, liens, investments, fundamental changes, asset dispositions, affiliate transactions and dividends. The borrowers are also required to maintain fixed charge coverage of 1.25 to 1.00 and leverage ratios specified above. The borrowers currently meet these ratios. In addition, the borrowers agree to construct the Cannery II in accordance with an approved budget and timetable and to demonstrate sufficient available cash and loans to complete construction. The borrowers also agree to maintain their properties and existence, comply with laws, maintain records and allow inspections by lenders and comply with their contractual obligations, subject to specified exceptions. Events of default include nonpayment of amounts due to the lenders, violation of covenants, change of control, loss of a gaming or liquor license, default under other indebtedness, judgments and specified insolvency-related events, subject, in certain instances, to thresholds, cure periods and/or carveouts. If an event of default occurs and is continuing the lenders may declare the commitments to be terminated and the loans to be due, and to exercise all rights and remedies available under law, including remedies against the pledged collateral.

The Credit Agreement is secured by substantially all of CCR’s real and personal property, by a pledge of the membership interests in CCR’s wholly owned subsidiaries, and by substantially all of the real and personal property of each of CCR’s wholly-owned casino properties, except that, in each case, the stock and assets of PA Meadows and the Racing Entities are not security for the Credit Agreement. CCR’s members have provided a limited recourse guaranty of the Credit Agreement, secured by and limited to pledges of their equity in CCR. At the Final Closing, the guaranty was amended in order to add AcquisitionCo as a guarantor; its equity interest in CCR will be pledged pending approval by the Nevada Authorities. The guaranty and the amendment to the guaranty are listed as an Exhibits to this Registration Statement.

Interest Rate Swap Agreement

On January 25, 2006, CCR entered into a three-year interest rate swap agreement (spot swap) to manage the risks and costs associated with its financing activities. The notional amount of the swaps is $100.0 million and the rate is 4.69%.

Off Balance Sheet Arrangements

Rampart Casino Lease

CCR, through a subsidiary, operates Rampart Casino under a 10-year sublease agreement (through 2012) with Hotspur. In accordance with the sublease, CCR has invested over $10 million primarily in improving its leased facilities and amenities. CCR is obligated for annual base rents, excluding common area maintenance charges (“CAM charges”), which increase approximately $300,000 per year from $4.9 million for the lease year ending March 31, 2006 to $6.0 million for the lease years ending March 31, 2010 through 2012, plus contingent rents, which are based on historical operating results (50% of “net operating income,” as defined in the sublease).

In the event the leased premises were to be sold, and under certain other conditions, the lessor has an option to terminate the lease early for a fee plus reimbursement to CCR for its unrecovered investment, as defined. The stipulated termination fee payable by Hotspur to CCR is $2,000,000 plus an amount up to one year’s “net operating income,” as defined in the sublease.

In addition to rent, CCR shares certain costs associated with facilities that are used by both CCR and Hotspur. CCR’s management and Hotspur are currently negotiating the types of costs that are to be included and how such costs will be shared in the future. Pursuant to a first amendment to the sublease, dated January 6, 2006, agreement was reached regarding certain past and future costs to be shared by CCR. Based on terms of the amendment between the parties, effective April 1, 2005, CAM charges have been adjusted to a base year amount of $2,600,000 plus an adjustment for direct utility charges in excess of a yet-to-be negotiated base. Settlement charges totaling approximately $1,050,000 relating to periods prior to April 1, 2005, are included in other selling, general, and administrative expense for 2005. CCR’s management has recorded a provision for the estimated minimum probable cost in connection with remaining matters of negotiation. CAM charges of $2,512,500 (net of $1,050,000 associated with the settlement of prior amounts) for 2005 and $2,250,000 for 2004 are also included in other selling, general and administrative expense.

CCR has non-cancelable operating lease agreements for the Rampart Casino for slot machines with future minimum rentals of $918,807, $578,416 and $444,045 for 2006 through 2008, respectively.

Critical Accounting Estimates and Policies

Although CCR’s consolidated financial statements necessarily make use of certain accounting estimates by management, except as discussed below, we believe no matters are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on its financial condition or results of operations. Moreover, except as also discussed below, CCR does not now employ any critical accounting policies that are selected from among available alternatives or require the exercise of significant management judgment to apply.

Initial Capitalization of CCR

CCR was initially capitalized in 2001 when a 33 1/3%-member contributed appreciated land on which The Cannery was constructed in 2002. On December 31, 2002, Millennium, the 66 2/3%-member effectively contributed the Rampart Casino lease rights and other assets. Since these asset contributions represented substantial transactions among three non-controlling beneficial owners, whose own separate economic interests were both significant and materially affected by the accounting values assigned to the exchanges, the contributions of The Cannery land and the Rampart lease rights were accounted for at estimated fair values, which exceed the members’ respective cost bases by $18,980,148 and $15,300,000.

Revenue Recognition and Casino Promotional Allowances

In accordance with industry practice, casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (casino front money) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed, with deposits on rooms and advance ticket sales recorded as deferred revenue prior thereto. In accordance with Emerging Issues Task Force (EITF) Issue 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), cash incentives to customers for gambling, including cash points earned by players club members, are recognized as a direct reduction of casino revenue. Also in accordance with dominant industry practice, revenue does not include the retail value of accommodations, food and beverage, and other services gratuitously furnished to customers, and the estimated cost of providing such gratuities is included primarily in casino expenses.

ITEM 3                   DESCRIPTION OF PROPERTY

The Company

Prior to the consummation of the CCR Transaction, the Company owned no real property. As a result of AcquisitionCo’s 33 1/3% ownership interest in CCR, the Company holds an indirect equity interest in each of CCR and NP Land, each of which directly or indirectly holds or will hold an interest in real property.

The Cannery Real Property Assets

CCR, through a subsidiary, operates The Cannery and owns the real property underlying The Cannery. The Cannery is an approximately 28-acre hotel, casino, entertainment and parking complex. Located in North Las Vegas, Nevada, The Cannery’s facilities consist of 200 hotel rooms, approximately 72,000 square feet of casino space, approximately 1,920 slot/video poker machines, 33 table games (including 12 poker tables), a sports book, four restaurants, multiple bars, an indoor/outdoor entertainment venue, an entertainment lounge, a pool and a Jacuzzi.

Rampart Casino Real Property Assets

CCR, through a subsidiary, operates the Rampart Casino under a 10-year sublease agreement (through 2012) with Hotspur. The Rampart Casino is situated within the JW Marriott Las Vegas Resort, located in the Summerlin area of northwest Las Vegas. The Rampart Casino’s facilities consist of approximately 50,000 square feet of casino space, approximately 1,232 slot machines, 26 table games, a 115-seat race and sports book, three restaurants, multiple bars, and an entertainment lounge.

The Cannery II and Nevada Palace Real Property Assets

CCR, through its subsidiary NP LLC, owns gaming equipment and other operating assets and has assumed certain slot machine lease liabilities relating to the Nevada Palace. Nevada Palace’s current facilities include, among other amenities, 485 slot machines and 200 hotel rooms. In addition, CCR, through NP LLC, has leased the Nevada Palace land from NP Land and expects to begin in January 2007 constructing The Cannery II, which is a new casino hotel complex that is intended to replace the Nevada Palace. Accordingly, the NP Land transaction is accounted for in accordance with its substance as a real estate transaction rather than as a business combination. The NP Land lease is for a 35-year term at a fixed rental of $163,000 per month, subject to periodic inflationary adjustments. A form of the NP Land lease is attached as an Exhibit to the Registration Statement. CCR management expects that the design of The Cannery II will be similar to that of the The Cannery and will feature similar amenities. The Company expects The Cannery II to open during the first quarter of 2008. CCR, through its NP LLC subsidiary, also holds real estate currently leased by Nevada Palace primarily for parking.

Meadows Real Property Assets

Upon the first closing of the Meadows Transaction, CCR acquired an indirect interest in the Racing Entities, which hold an interest in real property. The Racing Entities collectively own 155 acres of real property sufficient to accomodate the proposed Meadows Casino and the Meadows racetrack, grandstands, a paddock an administrative building, and an off-track betting facility in Allegheny County, Pennsylvania, and other related improvements. The Racing Entities also lease two off-track betting facilities in Allegheny County, Pennsylvania, one off-track betting facility in New Castle, Pennsylvania, and one off-track betting facility in Greensburg, Pennsylvania.

Under the Racing Services Agreement, the MEC Operator generally indemnifies the Racing Entities against losses arising from all obligations and liabilities of the racing operations, including those arising from the use of the real property, subject to certain specific exceptions. MEC has agreed to guarantee the financial obligations of the MEC Operator to PA Meadows. For more information about the allocation of profits and losses arising in connection with the racing operation, see “Item 1. Description of the Business—Cannery Casino Resorts—Meadows Gaming Opportunity.”

Upon the consummation of the second closing of the Meadows Transaction, PA Meadows intends to construct the Meadows Casino at the Meadows racetrack, in addition to upgrading certain harness racing areas at the Meadows racetrack. PA Meadows will initially construct and operate a temporary facility for the Meadows Casino. PA Meadows intends thereafter to construct and operate a permanent facility for the Meadows Casino. Given that the implementation of a slot machine gaming regulatory structure is new to Pennsylvania, it is uncertain whether the required approvals and licenses can be obtained within a timeframe conducive to the consummation of the Meadows Transaction and, therefore, it is uncertain whether the temporary or permanent facilities for the Meadows Casino will ever be constructed or, if constructed, when they would be completed and open for business.

Executive Offices

CCR leases from Millennium an executive office building and adjacent parking places. The lease is for a fixed rental of $32,000 a month, subject to periodic inflationary adjustments, runs 10 years and grants Millennium two 5-year renewal options. A copy of the lease is listed as an Exhibit hereto.

Encumbrances on the Real Property Assets

All of the assets of CCR and certain of its subsidiaries, including the land on which The Cannery is situated but excluding the land and assets of PA Meadows, are security for the Credit Agreement.

It is currently expected that all of the assets of PA Meadows and the Racing Entities will secure the debt financing obtained to consummate the second closing of the Meadows Transaction, the construction of temporary facilities for the Meadows Casino, and the payment of related fees and expenses. This financing will be without recourse to CCR. In addition, until the second closing of the Meadows Transaction, substantially all of the real and personal property of the Racing Entities will be subject to liens in favor of MEC and its related company. Pursuant to a forbearance agreement, an affiliate of MEC, with pre-existing security interests in substantially all of the assets of the Racing Entities, has agreed to forebear from exercising remedies against any of its collateral unless PA Meadows has failed to return the stock of the Racing Entities after notice of a specified event of default under the note agreement or under other circumstances.

Insurance for the Real Property Assets

CCR’s management believes that its real property assets associated with each of The Cannery, the Rampart Casino, the Nevada Palace and the Meadows, respectively, are adequately insured.

ITEM 4                   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 20, 2006, information regarding the beneficial ownership of the Company’s voting securities by all persons known to be the beneficial owners of more than 5% of any voting class of Company securities.

Name of Beneficial Owner(1)	Title of Class of Company Securities	Amount and Nature of Beneficial Ownership(2)	Percent of Class
OCM VoteCo, LLC	Class A Units	100 Units(3)	100%(3)
Stephen Kaplan(4)	Class A Units	100 Units(5)	100%(5)
Ronald Beck(4)	Class A Units	100 Units(5)	100%(5)
John Frank	Class A Units	100 Units(5)	100%(5)
Bruce Karsh	Class A Units	100 Units(5)	100%(5)
David Kirchheimer	Class A Units	100 Units(5)	100%(5)
Howard Marks	Class A Units	100 Units(5)	100%(5)
Richard Masson	Class A Units	100 Units(5)	100%(5)
Sheldon Stone	Class A Units	100 Units(5)	100%(5)

(1)          The address for each beneficial owner is:

c/o Oaktree Capital Management, LLC
333 South Grand Ave, 28th Floor
Los Angeles, CA 90071

(2)          Beneficial ownership is determined in accordance with the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

(3)          VoteCo directly owns 100% of the Company’s Class A Membership Units.

(4)          Mr. Kaplan and Mr. Beck are the managers of VoteCo and the Company.

(5)          Stephen Kaplan, Ronald Beck, John Frank, Bruce Karsh, David Kirchheimer, Howard Marks, Richard Masson and Sheldon Stone are each a voting member of VoteCo holding 12.5 VoteCo units. These individuals may be deemed to form a “group” holding all 100 VoteCo units and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units of the Company directly held by VoteCo.

The following table sets forth, as of October 20, 2006, information regarding the beneficial ownership by all managers of the Company (each, a “Company Manager”), named individually and as a group, of any class of equity securities of the Company, the Company’s parent or the Company’s subsidiaries.

Name of Company Manager Holding Securities(1)	Title of Class of Securities	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Stephen Kaplan(3)	VoteCo Units	12.5 Units(4)	12.5%(4)
	Company Class A Units	100 Units(5)	100%(5)
	Blocker Units	1,000 Units(6)	100%(6)
	AcquisitionCo Class A Units	1,000 Class A Units(7)	100%(7)
	LandCo Units	1,000 Units(8)	100%(8)
	AcquisitionCo II	100% equity interest(9)	100%(9)
Ronald Beck(3)	VoteCo Units	12.5 Units(10)	12.5%(10)
	Company Class A Units	100 Units(5)	100%(5)
	Blocker Units	1,000 Units(6)	100%(6)
	AcquisitionCo Class A Units	1,000 Class A Units(7)	100%(7)
	LandCo Units	1,000 Units(8)	100%(8)
	AcquisitionCo II	100% equity interest(9)	100%(9)
Managers and Executive Officers(11) of the Company as a Group	VoteCo Units	25 Units(12)	25%(12)
	Company Class A Units	100 Units(5)	100%(5)
	Blocker Units	1,000 Units(6)	100%(6)
	AcquisitionCo Class A Units	1,000 Class A Units(7)	100%(7)
	LandCo Units	1,000 Units(8)	100%(8)
	AcquisitionCo II	100% equity interest(9)	100%(9)

       (1) The address for each manager of the Company is:

                        c/o Oaktree Capital Management, LLC
333 South Grand Ave, 28th Floor
Los Angeles, CA 90071

       (2) Beneficial ownership is determined in accordance with the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

       (3) Mr. Kaplan and Mr. Beck are the managers of VoteCo, the Company, Blocker, AcquisitionCo, OCM LandCo, LLC (“LoandCo”) and AcquisitionCo II.

       (4) Mr. Kaplan is the listed owner of the securities.

       (5) VoteCo is the listed owner of all 100 Company Class A Membership Units. Mr. Kaplan and Mr. Beck each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each of Mr. Kaplan and Mr. Beck may be deemed to be a beneficial owner of all 100 Company Class A Membership Units directly held by VoteCo.

       (6) The Company is the listed owner of all 1,000 Blocker Units. Mr. Kaplan and Mr. Beck each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each of Mr. Kaplan and Mr. Beck may be deemed to be a beneficial owner of all 1,000 Blocker Units directly held by the Company.

       (7) Blocker is the listed owner of all 1,000 AcquisitionCo Class A Membership Units. Mr. Kaplan and Mr. Beck each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each of Mr. Kaplan and Mr. Beck may be deemed to be a beneficial owner of all 1,000 AcquisitionCo Class A Membership Units directly held by Blocker.

       (8) AcquisitionCo is the listed owner of all 1,000 LandCo Units. Mr. Kaplan and Mr. Beck each may be deemed to be a member of a “group” holding all 100 VoteCo units and, as a result, each of Mr. Kaplan and Mr. Beck may be deemed to be a beneficial owner of all 1,000 LandCo Units directly held by AcquisitionCo.

       (9) The Company is the listed owner of all of the equity interests of AcquisitionCo II. Mr. Kaplan and Mr. Beck each may be deemed to be a member of a “group” holding all 100 VoteCo units and, as a result, each of Mr. Kaplan and Mr. Beck may be deemed to be a beneficial owner of all of the equity interests of AcquisitionCo II directly held by the Company.

(10) Mr. Beck is the listed owner of the securities.

(11)   The Company currently has no executive officers.

(12)   Mr. Kaplan and Mr. Beck are each a listed owner of 50% of these securities.

ITEM 5                   DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

As of September 8, 2006, the Company Managers and the CCR Managers are as follows:

Name	Age	Position
Stephen Kaplan	47	Manager of the Company
Ronald Beck	51	Manager of the Company
William Paulos	58	Manager of CCR
William Wortman	59	Manager of CCR

STEPHEN KAPLAN has served as a Company Manager since its inception and is expected to continue in his service as a Company Manager. Mr. Kaplan is a Principal at Oaktree and is the co-manager (along with Mr. Beck) of Oaktree’s Principal Group. In 1995, Mr. Kaplan founded Oaktree along with six other principals. Mr. Kaplan graduated with a B.S. degree in Political Science summa cum laude from the State University of New York at Stony Brook and a J.D. from the New York University School of Law.

RONALD BECK has served as a Company Manager since its inception and is expected to continue in his service as a Company Manager. Mr. Beck is a Managing Director of Oaktree and joined Oaktree in 2000. Mr. Beck is the co-manager (along with Mr. Kaplan) of Oaktree’s Principal Group. Mr. Beck graduated with a B.A. degree in Economics from Stanford University, a J.D. from Stanford Law School and an M.B.A. from Stanford’s Graduate School of Business.

WILLIAM J. PAULOS has served as Manager of CCR and a member of its management committee since May 2001. Mr. Paulos established Millennium Management Group, LLC September 1996 with Mr. Wortman and has served as its Chief Executive Officer since its inception. Millennium Management Group, LLC is currently a consultant to the Greektown Casino in Detroit. From January 1995 to September 1996, Mr. Paulos was President of Primadonna Resorts, Inc. which, through subsidiaries, owned and operated various casino-hotel properties including Buffalo Bill’s, Whiskey Pete’s, the Primm Valley Inn and Resort and New York-New York Casino Resort. From March 1994 to January 1995, Mr. Paulos was the Chief Operating Officer of Crown Casino Limited.

WILLIAM C. WORTMAN has served as Manager of CCR and a member of its management committee since May 2001. Mr. Wortman established Millennium Management Group, LLC in September 1996 with Mr. Paulos and has served as its President since its inception. In 1985, Mr. Wortman became an owner in the Nevada Palace, which he continues to own. Mr. Wortman has also served as President of Nevada First Bankcorp since 1999, and has served as Vice-Chairman of the Board of Nevada 1st Bank since 1997. From 1993 to 1994, Mr. Wortman served as Chairman and Chief Executive Officer of Palace Casinos, Inc.

Messrs. Beck and Kaplan will serve as Managers of CCR.

The Company does not have any named executive officers. The Company currently is a newly formed entity and has conducted no operations other than in connection with the CCR Transaction and the Meadows Transaction. Currently, the Company has no audit committee nor an audit committee financial expert.

The Company was founded by the VoteCo Equityholders for the primary purpose of participating in various activities relating to the gaming industry. The VoteCo Equityholders will not receive any direct consideration or other compensation in connection with their activities in founding the Company.

ITEM 6                   EXECUTIVE COMPENSATION

Company Managers are not entitled to compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in their capacities as managers. Company Managers are entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses incurred by the managers on behalf of the Company that directly relate to the business and affairs of the Company. The Company does not have any named executive officers.

ITEM 7                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Company LLC Agreement

The voting, management and other powers of holders of Class A Membership Units and Class B Membership Units of the Company, and the Company Managers, are governed by the Company LLC Agreement. For a description of certain material provisions of the Company LLC Agreement, see “Item 8. Description of Securities” below.

CCR Operating Agreement

The voting, management and other powers of holders of equity interests in CCR, and the Managers of CCR, are governed by the CCR Operating Agreement. For a description of certain material provisions of the CCR Operating Agreement, see “Item 1. Description of the Business—Cannery Casino Resorts—Management of CCR” above.

The CCR Operating Agreement provides that under certain circumstances CCR will indemnify any person who is an affiliate of AcquisitionCo who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that he, she or it was serving at the request of CCR as a manager, officer, employee or agent of CCR. The CCR Operating Agreement also provides that the Company will reimburse AcquisitionCo and its affiliates in connection with the development of gaming opportunities for the Company, at a cap of $250,000 per fiscal year of CCR, and will reimburse the expenses of Managers of CCR serving on CCR’s management committee, including those Managers who are affiliates of AcquisitionCo, for certain out-of-pocket expenses reasonably attributable to CCR.

Company’s Parent

The Company’s only parent is VoteCo, which holds 100% of the voting securities of the Company.

Other Related Transactions

Relatives of Messrs. Paulos and Wortman provide the Rampart Casino and The Cannery with Automated Teller Machines (ATM) processing services. The Rampart Casino and The Cannery received combined commissions of $1,032,795 and $854,953 in 2005 and 2004, respectively, pursuant to separate agreements with respect to each of the Rampart Casino and The Cannery. Under these agreements, the providers receive the exclusive right to provide cash advance and ATM processing services at pre-determined customer rates in return for providing, maintaining and keeping supplied ATMs at each location. Each agreement has an initial term that expires in 2011, followed by five one-year renewals that are automatic unless a party gives 90 day notice. The financial services agreements are attached as Exhibits to this Registration Statement.

CCR has purchased promotional merchandise utilized for casino marketing and as customer incentives from an affiliate of Millennium. CCR incurred costs and paid the affiliate $3,420,223 and $2,410,420 in 2005 and 2004, respectively, in connection with such purchases.

CCR has contracted with MGIM II, an affiliate of Millennium, to operate and manage the Rampart Casino and The Cannery. Under the terms of these agreements, which expire in 2012 and are attached as Exhibits to this Registration Statement, MGIM II receives $2 million and $1 million, respectively, for managing the Rampart Casino and The Cannery. In addition, CCR is responsible for all direct costs, fees or expenses incurred by MGIM II on behalf of the casinos for the provision of management services. CCR paid MGIM II $3,000,000 in 2005 and 2004 in connection with these arrangements. Under the terms of the management agreement that became effective at the Final Closing, MGIM II is paid annually $1,000,000 for management services with respect to The Cannery, $2,000,000 for management services with respect to the Rampart Casino, and an amount equal to 4% of EBITDA, but in no event less than $750,000, with respect to the Nevada Palace and any other new casino operations that CCR may in the future open.

On July 15, 2006, CCR executed with Millennium a 10-year lease of an executive office building and adjacent parking spaces. The lease is for a fixed rental of $32,000 per month, subject to periodic inflationary adjustments, and grants Millennium two 5-year renewals.

The Management of CCR believes that the transactions relating to the ATM processing services, the provision of promotional merchandise, the executive office lease and the operation and management of the Rampart Casino and The Cannery, are on terms that are substantially similar to terms that would be available to unaffiliated third parties and are expected to continue in the future.

As described above, certain loans and payments have been made to entities affiliated with Messrs. Paulos and Wortman in order to consummate the transactions contemplated by the CUP Agreement. See “Item 1. Business—The CCR Transaction.” These payments include a $6 million distribution to Millennium that was used to pay off pre-existing indebtedness. In addition, in 2006 entities controlled by Mr. Wortman were reimbursed for approximately $2.3 million of costs and expenses incurred by them in connection with the CCR Transaction. These costs and expenses include $1.9 million of expenses incurred in connection with moving certain power lines relating to the development of Cannery II, $265,000 in legal and professional fees relating to the CUP Agreement, $155,000 in title fees and approximately $80,000 in architectural and similar fees in connection with construction of Cannery II. Other than the $6 million distribution to Millennium and the $2.3 million reimbursement to entities controlled by Mr. Wortman, there have been no payments by CCR or its affiliates to Messrs. Paulos or Wortman or their affiliates for fees, expenses or other amounts paid or payable in connection with the CCR Transaction or the PA Meadows transaction, except amounts paid for business expenses reimbursed in the ordinary course.

ITEM 8                   DESCRIPTION OF SECURITIES

Company LLC Agreement

On September 23, 2005, VoteCo and InvestCo executed the Company LLC Agreement, which created two classes of membership units, the Class A Membership Units and the Class B Membership Units. VoteCo was issued all of the Company’s outstanding voting equity (the Class A Membership Units) and InvestCo was issued all of the Company’s outstanding non-voting equity (Class B Membership Units), in proportion to the equity contributions made by each entity. The Class A Membership Units are the only class of the Company’s equity being registered pursuant to this Registration Statement.

Management

The Company is managed by two Company Managers, each of whom is appointed, and may be removed, by VoteCo as the holder of Class A Membership Units. The two current Company Managers are Mr. Kaplan and Mr. Beck. The Company Managers cannot take and cannot cause the Company to take the following actions without the approval of VoteCo as the holder of Class A Membership Units:

•       any material change in the business purpose of the Company or the nature of the business,

•       any action that would render it impossible to carry on the ordinary business of the Company,

•       any removal or appointment of any Company Manager,

•       allow any voluntary withdrawal of any member from the Company,

•       any assignment for the benefit of creditors, any voluntary bankruptcy of the Company, or any transaction to dissolve, wind up or liquidate the company, or

•       any transaction between the Company and any member or Company Manager, or any affiliate or direct family member of any member or Company Manager, that is not made on an arm’s-length basis.

Generally, in all other respects, VoteCo has no power or authority to participate in the management of the Company or to bind or act on behalf of the Company in any way or to render it liable for any purpose. Except as otherwise expressly required by applicable law, InvestCo as holder of Class B Membership Units has neither any right to vote on any matters to be voted on by the members of the Company, nor any power or authority to participate in the management of the Company or bind or act on behalf of the Company in any way or render it liable for any purpose.

Distributions

Subject to all applicable gaming approvals, distributions by the Company will be to its members at such times and in such amounts as approved by the Company Managers in good faith and, if and when made, will be distributed by the Company to its members in proportion to their respective percentage interests in the Company.

Restrictions on Transfer

Unless approved in advance by the Company Managers and by the applicable gaming authorities, no member of the Company may transfer all or any portion of its membership units. In addition, transfers or issuances of any membership units to any person who is required to be, and has not been, found suitable to be licensed or to hold such membership units by the applicable gaming authorities, are prohibited and will be null and void and of no force or effect as of the inception of the alleged transfer or issuance.

Furthermore, as of the date that the Company receives notice from any applicable gaming authority that a member of the Company or a transferee of any membership interest in the Company (1) is required to be licensed but is unsuitable to be licensed or (2) is unsuitable to hold a membership interest in the Company, then such unsuitable member or transferee may not, for so long as such unsuitability determination remains in force and effect, (a) receive any share of any cash distribution, or any other property or payments upon the dissolution of the Company, (b) exercise directly or through a trustee or nominee any voting rights conferred by any membership interest in the Company, (c) participate in the management of the business or affairs of the Company, or (d) receive any remuneration in any form from the Company for services rendered or otherwise.

Limited Liability and Indemnification

No member of the Company or Company Manager has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any person from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company Manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

In addition, a Company Manager who performs his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances, does not have any liability by reason of being or having been a Company Manager of the Company. Furthermore, a Company Manager is not liable, as Company Manager, under any judgment, decree or order of court, or in any other manner, for any debt, obligation or liability of the Company.

Licensing

If a Company Manager is required to be licensed or found suitable by any gaming authority in order to engage in the management of the Company, such Company Manager must be so licensed or found suitable prior to performing his or her duties for the Company. In addition, a Company Manager shall be automatically removed as Company Manager without any action of the Company Managers or members of the Company upon the occurrence of any of the following events with respect to such Company Manager:

•       the determination by any applicable gaming authority that such Company Manager is unsuitable to be licensed if such Company Manager is required to be licensed,

•       the determination by any applicable gaming authority that such Company Manager is unsuitable to engage in the management of the Company,

•       the denial, revocation, suspension or voluntary relinquishment of a required gaming approval issued to such Company Manager by any gaming authority, or

•       any action by such Company Manager that results in a written communication from any gaming authority to the Company advising the Company that, or administrative action by any gaming authority determining that, (1) any required gaming approval by such gaming authority with respect to the Company shall be approved only upon terms and conditions that are unacceptable to the Company (as determined by VoteCo as holder of Class A Membership Units), or (2) such gaming authority shall revoke or suspend any existing required gaming approval held by the Company.

Member and Company Manager Compensation

No member of the Company or Company Manager is entitled to receive any compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in his, her or its capacity as a member or Company Manager. Company Managers are entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses incurred by the Company Managers on behalf of the Company that directly relate to the business and affairs of the Company.

Dissolution and Termination

The Company will be dissolved upon the happening of any of the following events:

•       upon the sale or other disposition of all or substantially all of the Company’s assets and receipt of all consideration therefor,

•       upon a judicial determination that an event has occurred that makes it unlawful, impossible or impracticable for the Company to carry on the business, or

•       upon the determination of VoteCo as the holder of Class A Membership Units.

Following such an event or the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of such an event, the property of the Company, or the proceeds from the sale thereof, will be applied and distributed first to the payment and discharge of all of the Company’s debts and other liabilities to creditors, second to establishing any reserves that the Company Managers determine, in their sole and absolute discretion, are necessary for any contingent, conditional or unmatured liabilities or obligations of the Company, and third to the members of the Company in proportion to their respective percentage interests in the Company.

Restrictions on Business Combinations and Corporate Control

Restrictions Imposed by Nevada Gaming Authorities on Membership Units Owned by VoteCo and InvestCo

The Final Order, effective September 21, 2006, (1) prohibits VoteCo or InvestCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of membership units or any other security convertible into or exchangeable for Class A Membership Units or Class B Membership Units, without the prior approval of the Nevada Commission, and (2) prohibits the Company from declaring cash dividends or distributions on any class of membership units of the Company beneficially owned in whole or in part by VoteCo or InvestCo or their respective affiliates, without the prior approval of the Nevada Commission.

Restrictions Imposed by Pennsylvania Board and Pennsylvania Commission on Membership Units Owned By VoteCo

The members of the Company must notify the Pennsylvania Board prior to or immediately upon becoming aware of any proposed or contemplated change of ownership that involves more than 5% of the Company’s ownership interests, or any other transaction or occurrence deemed to be relevant by the Pennsylvania Board. In addition, VoteCo must notify the Pennsylvania Commission of any transfer of a membership interest comprising a 5% or greater interest in the Company within 10 days of such transfer. If the Pennsylvania Commission determines that it is inconsistent with the public interest for any person to continue as a member of the Company, the Pennsylvania Commission may order such member to dispose of his or her interest within a period of time specified by the Pennsylvania Commission. For more information about the requirements of the Pennsylvania Commission relating to transfer of an interest in the holder of a Harness Racing License or any parent or affiliate of such holder, see “Item 1. Regulatory Matters—Pennsylvania Harness Racing Laws and Regulations” above.

Part II

ITEM 1                   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No established public trading market exists for the Company’s membership units. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company’s membership units.

There are no outstanding options or warrants to purchase, or securities convertible into, the Company’s membership units. The Company’s currently outstanding Class A Membership Units are “restricted,” which means that they were originally sold in offerings that were not subject to a registration statement filed with the SEC. Accordingly, the Company’s membership units are subject to sale in the public market pursuant to Rule 144 under the Securities Act, including the limitations set forth therein. In general, under Rule 144, a person or persons whose membership units are aggregated and who has beneficially owned restricted securities for at least one year is entitled to sell in the public market within any three-month period a number of membership units that does not exceed the greater of:

•       1% of the then outstanding membership units of the class of membership units to be sold, or

•       if applicable, the average weekly trading volume of the class of membership units to be sold on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and availability of current public information about the Company. The Company has not agreed with any security holder to register any of its membership units for sale by any security holder. The Company does not currently propose to publicly offer any membership interests of its common equity.

As of October 20, 2006, VoteCo was the only holder of record of the Company’s Class A Membership Units and InvestCo was the only holder of record of the Company’s Class B Membership Units. It is currently contemplated that as of the closing of the CCR Transaction, VoteCo and InvestCo will remain the only holders of record of the Company’s Class A and Class B Membership Units, respectively.

The Company does not pay, and does not expect to pay in the foreseeable future, any dividends or other distributions with respect to its membership units.

The Company does not have any equity compensation plans and does not expect to authorize securities for issuance pursuant to any equity compensation plan in the foreseeable future.

ITEM 2                   LEGAL PROCEEDINGS

As of October 20, 2006, the Company is not a party to any pending legal proceeding and to its knowledge, no action, suit or proceeding against it has been threatened by any person.

CCR, its subsidiaries and the Racing Entities are defendants in various lawsuits relating to routine matters incidental to their respective businesses. Pursuant to the Racing Entities Purchase Agreement, MEC has agreed to indemnify PA Meadows against losses arising from most pre-closing litigation matters related to the Racing Entities. The Company does not believe that the outcome of any such litigation with respect to CCR, its subsidiaries or the Racing Entities, in the aggregate, will have a material adverse effect on the Company. NP Land is not a party to any pending legal proceeding.

ITEM 3                   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4                   RECENT SALES OF UNREGISTERED SECURITIES

On September 23, 2005, in connection with the execution of the Company LLC Agreement, the Company issued Class A Membership Units to VoteCo without registration pursuant to Section 4(2) of the Securities Act in exchange for an aggregate capital contribution of $100. On that same date, the Company issued Class B Membership Units to InvestCo without registration pursuant to Section 4(2) of the Securities Act in exchange for subsequent contributions by InvestCo of (1) all of the units in LandCo, whose primary asset was a loan receivable for the LandCo Loan in the principal amount of $4,282,454 that, at the Final Closing, was exchanged for a one-third equity interest in NP Land, and (2) $64 million. Since July 22, 2005, the date of the Company’s formation, the Company has not issued any other securities.

VoteCo and InvestCo are the sole members of the Company. The Company is a newly formed entity, formed by VoteCo and InvestCo in connection with the CCR Transaction and the other related transactions described in the CUP Agreement.

ITEM 5                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Company LLC Agreement, no member of the Company or Company Manager has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any member, Company Manager, employee, agent or representative of the Company from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company Manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

In addition, a Company Manager who performs his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a like position would use under similar circumstances, does not have any liability by reason of being or having been a Company Manager of the Company. Furthermore, a Company Manager is not liable, as Company Manager, under any judgment, decree or order of court, or in any other manner, for any debt, obligation or liability of the Company.

Under Delaware law, a member or Company Manager may rely on information, opinions, reports, company records or statements presented to the Company by any other members, Company Managers, officers, employees, committees or any other persons reasonably selected by the Company as having expertise on the relevant matter. Good faith reliance by the member or Company Manager upon the information presented by such agents is full protection for any action taken or omitted by the member or Company Manager based on the information presented.

In addition, under Delaware Limited Liability Company law, the debts, obligations and liabilities of a limited liability company are solely the debts, obligations and liabilities of the limited liability company. No member of the Company or Company Manager will be personally obligated for any Company debt, obligation or liability solely by reason of being a member or acting as a manager of the Company.

Part F/S

INDEX TO FINANCIAL STATEMENTS

The following audited and unaudited financial statements of the Company, audited and unaudited financial statements of Cannery Casino Resorts, LLC, and unaudited pro forma financial statements of the Company are presented herein on the pages indicated:

HISTORICAL FINANCIAL STATEMENTS FOR OCM HOLDCO, LLC AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2005 and June 30, 2006 (unaudited)	F-4
Consolidated Statements of Operations and Members’ Equity For the Period From Inception (July 22, 2005) Through December 31, 2005 and for the Six Months Ended June 30, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows For the Period From Inception (July 22, 2005) Through December 31, 2005 and for the Six Months Ended June 30, 2006 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
HISTORICAL FINANCIAL STATEMENTS FOR CANNERY CASINO RESORTS, LLC AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm	F-15
Consolidated Balance Sheets as of December 31, 2005 and 2004 and June 30, 2006 (unaudited)	F-16
Consolidated Statements of Operations and Members’ Equity For the Years Ended December 31, 2005 and 2004, and the Six Months Ended June 30, 2006 and 2005 (unaudited)	F-17
Consolidated Statements of Cash Flows For the Years Ended December 31, 2005 and 2004, and the Six Months Ended June 30, 2006 and 2005 (unaudited)	F-18
Notes to the Consolidated Financial Statements	F-19
PRO FORMA FINANCIAL STATEMENTS FOR OCM HOLDCO, LLC
Preliminary Note to the Pro Forma Financial Statements	F-29
Pro Forma Consolidated Balance Sheet (Unaudited) As of June 30, 2006	F-30
Pro Forma Consolidated Statement of Operations (Unaudited) For the Period From Inception (July 22, 2005) Through December 31, 2005	F-31
Pro Forma Consolidated Statement of Operations (Unaudited) For the Six Months Ended June 30, 2006	F-32
Notes to Pro Forma Consolidated Financial Statements	F-33

OCM HoldCo, LLC, and Subsidiaries
Index
December 31, 2005 and June 30, 2006 (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
OCM HoldCo, LLC

We have audited the accompanying consolidated balance sheets of OCM HoldCo, LLC and its subsidiaries (collectively the Company) as of December 31, 2005, and the related consolidated statements of operations, members’ equity and cash flows for the period from inception (July 22, 2005) through December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, and its consolidated results of operations and cash flows for the period from inception (July 22, 2005) through December 31, 2005, in conformity with accounting principles generally accepted in the United States.

PIERCY BOWLER TAYLOR & KERN

/s/ Piercy, Bowler, Taylor, & Kern
Certified Public Accountants & Business Advisors
A Professional Corporation

Las Vegas, Nevada
May 15, 2006, except for Note 5 (Additional CCR Committments—Meadows Transaction) as to which the date is July 26, 2006.

OCM HoldCo, LLC, and Subsidiaries
Consolidated Balance Sheets
December 31, 2005 and June 30, 2006

	2005	2006
		(Unaudited)
ASSETS
Current assets
Cash	$100	$426
Other assets
Notes receivable	4,282,454	68,282,454
Interest receivable	130,938	4,110,047
Investment in Contribution and Unit Purchase (CUP) Agreement	1,624,007	739,246
Gaming and related licenses	916,464	983,307
Prepaid expense	—	10,000
	$6,953,963	$74,125,480
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Due to a member’s beneficial owners	$1,275,000	$—
Due to member	118,266	118,266
Accounts payable and accrued expenses	396,656	356,244
	1,789,922	474,510
Members’ equity	5,164,041	73,650,970
	$6,953,963	$74,125,480

See notes to the consolidated financial statements.

OCM HoldCo, LLC, and Subsidiaries
Consolidated Statements of Operations and Members’ Equity
For the Period From Inception (July 22, 2005) Through December 31, 2005
and for the Six Months Ended June 30, 2006

	2005	2006
		(Unaudited)
Interest income	$12,672	$3,979,109
Costs and expenses
Professional fees	—	50,503
Administrative fees, related parties	—	67,674
	—	118,177
Net income	$12,672	$3,860,932
Members’ equity, beginning of period	$—	$5,164,041
Net income	12,672	3,860,932
Contributions from members	5,151,369	64,625,997
Members’ equity, end of period	$5,164,041	$73,650,970

See notes to the consolidated financial statements.

OCM HoldCo, LLC, and Subsidiaries
Consolidated Statements of Cash Flows
For the Period From Inception (July 22, 2005) Through December 31, 2005
and for the Six Months Ended June 30, 2006

	2005	2006
		(Unaudited)
Operating activities
Net income	$12,672	$3,860,932
Adjustments to reconcile net income to net cash provided by operating activities consisting of increases in operating (assets) liabilities
Interest receivable	(12,672)	(3,979,109)
Prepaid expenses	—	(10,000)
Accounts payable and accrued expenses	—	(40,412)
Net cash provided by operating activities	—	(168,589)
Investing activities
Investment in note receivable	—	(64,000,000)
Investment in CUP Agreement	(1,479,852)	(2,115,239)
Return of Investment in CUP Agreement	—	3,000,000
Gaming and related licenses	(663,963)	(66,843)
Net cash used in investing activities	(2,143,815)	(63,182,082)
Financing activities
Borrowings from beneficial owner	1,275,000
Repayment of borrowings to beneficial owner	—	(1,275,000)
Contributions from members	868,915	64,625,997
Net cash provided by financing activities	2,143,915	63,350,997
Net increase in cash	100	326
Cash, beginning of period	—	100
Cash, end of period	$100	$426
Supplemental cash flow information
Contribution of 100% interest in OCM LandCo, LLC, valued at estimated fair value of its note receivable	$4,282,454

See notes to the consolidated financial statements.

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005 and June 30, 2006

NOTE 1—Organization:

Business activities

OCM HoldCo, LLC (the Company) and its subsidiaries were formed in 2005 for the purpose of participating in various activities relating to the gaming industry and has incurred costs (primarily professional fees) in connection with the First Amendment and Restatement of Contribution and Unit Purchase Agreement dated as of September 23, 2005 between the Company, the beneficial owners of CCR and other parties thereto (the CUP Agreement) (discussed in Note 3), including applications by the Company and certain of its subsidiaries and beneficial owners for licensure with gaming regulatory authorities in Nevada and Pennsylvania.

Through December 31, 2005, the Company’s Class A and Class B members have contributed $100 and $868,815 in cash (including payments made on behalf of the Company), respectively. The Class B member also contributed OCM LandCo, LLC (LandCo), whose only asset is a $4,282,454 note receivable related to the CUP Agreement. All of the Company’s issued and outstanding Class A Units are held by OCM VoteCo, LLC (VoteCo), and all of the Company’s issued and outstanding non-voting Class B Units are held by OCM InvestCo, LLC (InvestCo). VoteCo is responsible for the operations of the Company, including the appointment and removal of managers.

Concentrations

The Company expects to be economically dependent upon relatively few investments in the gaming industry. The United States is involved in a war against terrorism that is likely to have far-reaching effects on the economic activity in the country for an indeterminable period. The long-term impact on the gaming industry generally, specific gaming jurisdictions, and the Company’s operations cannot be predicted at this time, but may be substantial.

NOTE 2—Significant Accounting Policies:

Use of estimates

Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect reported amounts, which may require revision in future periods. Management’s estimates of possible impairment in connection with its investment in the CUP Agreement and in gaming and related licenses might change materially during 2006.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company, and its subsidiaries OCM Blocker, LLC (Blocker), OCM AcquisitionCo, LLC (AcquisitionCo), OCM AcquisitionCo II, LLC and LandCo. All significant inter-company accounts and transactions have been eliminated. Because the components of the consolidated group are organized as limited liability companies, no provision or liability for federal income tax has been included in the accompanying consolidated financial statements. Substantially all of the Company’s income and any cash available for distribution are allocable to InvestCo in accordance with the Company’s operating agreement.

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005 and June 30, 2006

NOTE 2—Significant Accounting Policies: (Continued)

Unaudited interim consolidated financial statements

The unaudited interim consolidated financial statements of the Company included herein reflect all adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been omitted pursuant to the interim financial information rules and regulations of the Securities and Exchange Commission.

The results of operations for the period ended June 30, 2006, are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Statement of Cash Flows

Payments totaling $2,143,815 through December 31, 2005, made by beneficial owners of InvestCo directly to the Company’s vendors at the request and for the convenience of the Company are treated as constructive cash inflows and outflows in the statement of cash flows.

Gaming and related licenses

Professional fees and other costs associated with the applications for licensure of the Company and certain of its beneficial owners, including payments to regulatory agencies, have been capitalized pursuant to para. 2.06 of the American Institute of Certified Public Accountants’ Audit and Accounting Guide, Audits of Casinos, and treated as indefinite life intangible assets based on the expectations that such licenses will be granted, that they will enable the Company to hold direct and indirect ownership interests in gaming enterprises, and that it is probable that they will benefit future periods through continued profitable operations of its investee entities and resultant expected increases in the value of its investments therein and cash distributions therefrom. Accordingly, pursuant to Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, they are to be evaluated at least annually (and more frequently when circumstances warrant) to determine if events or changes in circumstances indicate that the probability that such assets will continue to benefit future periods might have been impaired. Some examples of such events or changes in circumstances that might indicate impairment of these assets might include an active or likely regulatory threat to the availability or viability of a license, for example, as a result of non-compliance with regulations, an adverse change in the legal, regulatory or business climate realtive to gaming nationally or in the jurisdiction, or a signifcant nontemporary decline in historical or forecasted earnings or cash flows of the investee or the fair value of its property or business possibly as a result of competitive or other economic or political factors.

Fair values of financial instruments

The carrying amounts of notes (and related interest) receivable and current liabilities approximate fair value based on availability of comparable terms and short maturity, respectively.

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005 and June 30, 2006

NOTE 3—Contribution and Unit Purchase (CUP) Agreement:

The Company has had no revenue generating business since inception, and its current business plan consists primarily of its pending acquisition (the CCR Transaction) of separate one third equity interests in Cannery Casino Resorts, LLC (CCR) and in NP Land, LLC (NP Land), both Nevada limited liability companies. CCR, through subsidiaries, owns and operates The Cannery Casino and Hotel and operates the Rampart Casino. The Rampart Casino is operated in leased space that is adjacent to a J.W. Marriott Hotel that is operated by the lessor in the northwest vicinity of Las Vegas. The Rampart Casino’s casino amenities include approximately 1,230 slot machines, 26 table games, a race and sports book, three restaurants, multiple bars and an entertainment lounge. The amenities of The Cannery, which is located in North Las Vegas (a suburb of Las Vegas), include a 201 room hotel, approximately 1,920 slot machines, 33 table games (including 12 poker tables), a sports book, four restaurants, multiple bars, an indoor/outdoor entertainment venue and an entertainment lounge. NP Land owns real estate that is the current site of the Nevada Palace Hotel and Casino and the intended site of a new casino to be developed by CCR subject to a long-term lease.

The CCR Transaction is governed by the CUP Agreement. The purpose of the CCR Transaction contemplated by the CUP Agreement is to (i) finance the acquisition of an unrelated party’s 33 1/3% membership interest in CCR by CCR’s other beneficial owners, (ii) finance one of CCR’s beneficial owner’s acquisition of an unrelated party’s interests in entities relating to the land and assets of the Nevada Palace, (iii) exchange certain loans from the Company’s affiliates for a 33 1/3% equity interest in CCR and NP Land, (iv) enable CCR to lease from NP Land the land to be used as the site of the proposed The Cannery II, and (v) enable CCR to purchase from entities controlled by one of CCR’s beneficial owners, gaming equipment and other operating assets relating to Nevada Palace.

On September 30, 2005, the first series of transactions contemplated by the CUP Agreement were consummated. The Company’s affiliates loaned $4,282,454 (the LandCo Loan) to a newly formed entity wholly-owned by one of CCR’s beneficial owners.

On January 5, 2006, the second series of transactions contemplated by the CUP Agreement were consummated. Beneficial owners of CCR acquired the remaining 33 1/3% interest in CCR for a total purchase price of $70,000,000, utilizing funds borrowed from InvestCo and a subsidiary of the Company, including a $64,000,000 loan (the AcquisitionCo Loan).

All of the above loans accrue interest at 12%, but interest will be waived and considered additional investment upon a final closing of the CCR Transaction. In the event the CUP Agreement is terminated, depending on the circumstances, the loans become due up to 18 months following such termination with interest as defined in the various loan agreements. The LandCo Loan is secured by the membership interests in an entity controlled by one of CCR’s beneficial owners, and the AcquisitionCo Loan is secured by all of the membership interests in CCR held by CCR’s beneficial owners.

Interest receivable accrued from September 30 to December 23, 2005 on the $4,282,454 LandCo Loan is payable by the Company to InvestCo. Upon approval of the Company’s gaming license by the Nevada Gaming Commission and if the remaining contemplated series of transactions close, interest receivable will be waived and considered additional investment in NP Land (Note 5).

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005 and June 30, 2006

NOTE 3—Contribution and Unit Purchase (CUP) Agreement: (Continued)

If the Company is licensed by the Nevada gaming authorities (Note 5), and the remaining contemplated series of transactions are consummated, the $64,000,000 AcquisitionCo Loan and the $4,282,454 LandCo Loan will be exchanged for 33 1/3% interests in CCR and NP Land, respectively.

Condensed financial information for CCR as of December 31, 2005 and 2004, and for the years then ended, follows:

	2005	2004
Balance sheets
Current assets	$51,905,000	$28,048,000
Property and equipment, net	122,031,000	103,101,000
Other	14,279,000	13,789,000
	$188,215,000	$144,938,000
Current liabilities	$29,703,000	$22,192,000
Long-term liabilities	112,461,000	92,173,000
Members’ equity	46,051,000	30,573,000
	$188,215,000	$144,938,000
Statements of operations
Revenues	$171,547,000	$138,664,000
Net income	$15,478,000	$4,527,000

All professional fees and other costs associated with the CCR Transaction have been capitalized and are reflected in the accompanying balance sheet as either investment in the CUP Agreement or gaming and related licenses.

NOTE 4—Administrative fees, related parties:

Effective January 1, 2006, an affiliate of one of the Company’s members provides the Company with certain administrative support services for a fee based on hourly rates for the assigned personnel.

In connection with CCR’s proposed acquisition of The Meadows™, an existing harness racetrack located in Pennsylvania, beneficial owners of one of the Company’s members have arranged for a $50 million letter of credit and are prepared to arrange for an additional $25 million of letter of credit or similar guarantee instrument (Note 5).

NOTE 5—Events Subsequent to December 31, 2005:

Status of the CUP Agreement and related matters.   As previously indicated, on January 5, 2006, the second closing of the CUP Agreement was completed. In conjunction therewith, a subsidiary of the Company loaned $64,000,000 to an entity controlled by certain owners of CCR. The loan accrued interest at 12%, but interest was waived and considered additional investment in the CUP Agreement at the Final

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005 and June 30, 2006

NOTE 5—Events Subsequent to December 31, 2005: (Continued)

Closing (as defined below). The loan was secured by all of the membership interests in CCR held by entities controlled by the beneficial owners of CCR. At the Final Closing, the loan was repaid and the related security interests were released.

On January 5, 2006, the Company also received a $3,000,000 payment from the proceeds of the Credit Agreement which was used to pay Company obligations, including consulting fees ($1,996,155) and amounts due to beneficial owners ($1,003,845). At that time, the remaining amount due to beneficial owners ($271,155) was contributed to members’ equity.

On Septebmer 22, 2006, AcquisitionCo acquired a 33 1/3% interest in each of CCR and NP Land (the Final Closing).  At the Final Closing, the LandCo Loan and the AcquisitionCo Loan were repaid and all of the related security interests were released. Interest receivable accrued from September 30 to December 23, 2005 on the LandCo Loan was paid by the Company to InvestCo, and interest receivable on the LandCo Loan thereafter was waived and considered additional investment in NP Land. In addition, pursuant to the CUP Agreement, (i) an Amended and Restated Operating Agreement of CCR was executed by and between CCR and the members of CCR; (ii) a 35-year lease was executed by and between a subsidiary of CCR and NP Land, and (iii) an Omnibus Management Agreement was executed by and between CCR and an affiliate of the 66 2/3%-member of CCR. In addition, at the Final Closing AcquisitionCo executed an amendment to a continuing guaranty originally executed by the members of CCR in favor of the lenders under CCR’s $250 million syndicated credit agreement. Recourse under the guaranty amendment is limited to a pledge by AcquisitionCo of its 33 1/3% interest in CCR, which pledge will be executed after the receipt of necessary gaming approvals from the Nevada Gaming Commission.

Change of tax status.   Effective January 1, 2006, Blocker elected to become taxable as a corporation for income tax reporting purposes. Since the Final Closing, the Company’s equity in the earnings of CCR flows into Blocker and is subject to income taxes. The difference between the 34% statutory federal rate and the zero effective tax rate reflected in the financial statements for the six months ended June 30, 2006 is due to the expected reinvestment of accrued interest receivable resulting in nontaxability of the related income for federal income tax reporting purposes.

Additional CCR commitments—Meadows Transaction.   On July 26, 2006, a new subsidiary of CCR, PA Meadows, LLC (PA Meadows), amended its prior agreement to acquire from Magna Entertainment Corp. (MEC) all of the voting equity of three entities (the Racing Entities) that own and operate The Meadows™, an existing harness racetrack located in Pennsylvania.

In the Meadows transaction, CCR would acquire certain licenses related to the existing racing operations and excess real estate, both of which are necessary for the construction of new contiguous facilities and the subsequent operation of a minimum of 1,800 and a maximum of 5,000 slot machines in the new facilities. The seller will have no involvement with the new slot machine and related new business activities. The Meadows transaction contemplates two closings. In the first closing, consummated on July 26, 2006, PA Meadows acquired the Racing Entities and issued to MEC a note for $175 million to secure the cash purchase price obligation and a note for $25 million to secure the holdback obligation. Subject to certain conditions and upon receipt of the required regulatory approvals, PA Meadows will effect the second closing by repaying the $175 million note in cash and exchanging the $25 million holdback note for a holdback agreement. Subsequent to July 26, 2006, the original terms and conditions of

OCM HoldCo, LLC, and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005 and June 30, 2006

NOTE 5—Events Subsequent to December 31, 2005: (Continued)

the holdback arrangement provided for support in the form of either a letter of credit or a guaranty. Due to regulatory issues relating to the approval of the gaming license, the parties have agreed to modify the terms and conditions of the holdback arrangement. MEC has agreed to release the support for the holdback amount, subordinate payments under the holdback and defer receipt of holdback payments until the opening of a permanent casino at The Meadows, in exchange for up to an additional $25 million of equity support for PA Meadows from its indirect equity owners. The holdback arrangement will support the potential indemnification obligations of MEC to PA Meadows under the Racing Entities Purchase Agreement and the Racing Services Agreement.

The second closing is expected to occur in the fourth quarter of 2006, subject to certain conditions, including Pennsylvania regulatory approval. In the event the conditions to the second closing are not consummated by October 31, 2006 (subject to certain extensions), or earlier upon the occurrence of certain events, PA Meadows is obligated to return the stock of the Racing Entities in return for cancellation of the notes issued to seller.

As support for PA Meadows’ obligations under the agreement to acquire the voting equity of the Racing Entities, a subsidiary of the Company executed a $25 million equity commitment letter, which terminates at the second closing.

Pursuant to a racing services agreement entered into at the first closing, the racing and other currently ongoing business operations at the Meadows will continue to be operated by a wholly-owned subsidiary of the seller for a minimum term of five years. The seller will receive all revenues from and be liable for all of the costs associated with the racing operations, after paying the Racing Entities a nominal annual fixed fee of $50,000. The Racing Entities may cause the termination of the racing services agreement in the case of, among other things, the seller’s material or chronic breach, bankruptcy, failure to obtain or maintain material operating licenses, or failure to maintain a minimum $750,000 operating account balance. As of December 31, 2005, The Meadows entities reported consolidated total assets and shareholders’ equity of $29.6 million and $26.9 million, respectively. For the year then ended, its revenues and net loss was approximately $38.1 million and $1.2 million, respectively. Net cash provided by its operating activities was approximately breakeven.

In order to consummate the second closing of the Meadows transaction, CCR and PA Meadows will need to arrange debt and/or equity financing, including the funding of the purchase price, equipment, a temporary casino facility, and a $50 million licensing fee with Pennsylvania. In addition, the Company arranged for a $50 million letter of credit issued in support of the Pennsylvania licensing fee and, when such letter of credit is drawn, will be deemed to have made an additional $50 million equity investment in CCR. Subsequent to July 26, 2006, the Company is also committed to providing up to an additional $25 million of equity investment in CCR for The Meadows. After the second closing, the Company’s percentage ownership in CCR would increase from 33 1/3% to 42%.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES

CONSOLIDATED
FINANCIAL
STATEMENTS

AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2005 AND 2004,
AND FOR THE UNAUDITED QUARTERS ENDED
JUNE 30, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Cannery Casino Resorts, LLC, and Subsidiaries
Las Vegas, Nevada

We have audited the accompanying consolidated balance sheets of Cannery Casino Resorts, LLC, and Subsidiaries (collectively the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designating audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ PIERCY BOWLER TAYLOR & KERN
Piercy, Bowler, Taylor, & Kern
Certified Public Accountants & Business Advisors
A Professional Corporation

Las Vegas, Nevada
February 24, 2006, except for Note 8 (Meadows Transaction) as to which the date is July 26, 2006

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
BALANCE SHEETS

	December 31,
	2005	2004	June 30, 2006
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$42,723,321	$20,922,771	$27,525,169
Accounts receivable, net of allowance of $505,632, $98,386 and $507,830	1,859,601	1,006,306	2,719,650
Inventories	1,269,644	1,330,194	1,778,642
Prepaid expenses	6,052,589	4,788,986	6,480,814
	51,905,155	28,048,257	38,504,275
Property and equipment, net of accumulated depreciation and amortization	122,030,832	103,101,083	131,930,641
Other assets
Lease rights, net of accumulated amortization of $4,962,162, $3,308,108 and $5,789,189	10,337,838	11,991,892	9,510,811
Debt issuance costs, net of accumulated amortization of $328,350, $65,670 and $368,916	1,359,494	1,622,174	3,320,240
Investment in Unit Purchase Agreement	2,337,620	—	5,835,423
Other	244,180	174,806	5,872,694
	$188,215,119	$144,938,212	$194,974,084
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Current portion of other long-term debt	$1,100,000	$3,495,759	$1,100,000
Due to affiliates, beneficial owners and members	2,750,478	410,579	198,128
Accounts payable	4,731,424	2,634,975	2,579,873
Accrued rent	9,157,981	6,133,054	6,341,482
Other accrued expenses	11,912,326	9,441,810	11,760,228
Deferred revenue	51,225	75,496	194,912
	29,703,434	22,191,673	22,174,623
Due to affiliates, beneficial owners, and members	8,860,901	9,725,473	—
Other long-term debt, net of current portion	103,600,142	82,447,959	126,350,000
Members’ equity	46,050,642	30,573,107	46,449,461
	$188,215,119	$144,938,212	$194,974,084

See notes to consolidated financial statements.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
STATEMENTS OF OPERATIONS AND MEMBERS’ EQUITY

	Year ended December 31,		Six months ended June 30,
	2005	2004	2006	2005
			(Unaudited)
Revenues
Casino	$149,820,843	$119,135,419	$82,036,005	$71,427,964
Food and beverage	15,445,589	13,963,372	7,894,913	7,649,318
Hotel	4,051,105	3,540,206	2,288,910	2,020,641
Commissions, related party	1,032,805	854,593	550,090	502,915
Other	1,196,291	1,170,675	665,919	640,491
	171,546,633	138,664,265	93,435,837	82,241,329
Costs and expenses:
Casino	54,706,016	49,138,613	30,157,116	26,893,466
Food and beverage	18,292,602	17,203,659	9,346,711	9,237,297
Hotel	2,043,021	1,805,922	1,135,804	1,018,278
Management fees, affiliate	3,000,000	3,000,000	1,500,000	1,500,000
Selling, related parties	3,420,224	2,410,420	2,729,435	1,975,625
Other selling, general and administrative	51,885,052	37,804,342	25,958,488	22,551,475
Depreciation and amortization	13,354,231	11,390,098	7,128,798	6,383,195
	146,701,146	122,753,054	77,956,351	69,559,336
Income from operations	24,845,487	15,911,211	15,479,486	12,681,993
Other income (expense)
Interest expense, related parties	(356,112)	(407,666)	(7,981)	(407,666)
Other interest expense, net of $384,865, $326,882, $215,528 and $198,475 capitalized	(9,150,000)	(6,874,447)	(5,571,065)	(4,072,519)
Amortization of debt issuance costs	(262,680)	(2,302,223)	(368,916)	(131,340)
Loss on debt extinguishment	—	(1,837,075)	(1,359,494)	—
Interest income	400,840	36,725	226,789	114,302
Net income	$15,477,535	$4,526,525	$8,398,819	$8,184,770
Members’ equity, beginning of period	$30,573,107	$26,046,582	$46,050,642	$30,573,107
Net income	15,477,535	4,526,525	8,398,819	8,184,770
Distributions	—	—	(8,000,000)	—
Members’ equity, end of period	$46,050,642	$30,573,107	$46,449,461	$38,757,877

See notes to consolidated financial statements.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Year ended December 31		Six months ended June 30,
	2005	2004	2006	2005
			(Unaudited)
Operating activities
Net cash provided by operating activities	$34,879,956	$20,172,198	$10,412,454	$10,895,063
Investing activities
Investment in Unit Purchase Agreement	—	—	(4,620,159)
Investment in proposed Pennsylvania acquisition	—	—	(1,479,109)
Purchase of property and equipment	(30,892,305)	(15,619,215)	(16,200,332)	(19,888,221)
Proceeds from sale of equipment	56,800	—	41,543	35,206
Net cash used in investing activities	(30,835,505)	(15,619,215)	(22,258,057)	(19,853,015)
Financing activities
Proceeds from borrowings	22,370,644	13,558,723	128,000,000	15,566,678
Deferred capital raising costs	—	—	(3,000,000)
Distributions to members	—	—	(8,000,000)
Debt issuance costs	—	(1,687,845)	(3,689,156)
Repayment of related party borrowings	(1,000,326)	(200,000)	(11,413,251)	(1,000,083)
Repayment of other borrowings	(3,614,219)	(4,346,009)	(105,250,142)	(1,945,746)
Net cash provided by (used in) financing activities	17,756,099	7,324,869	(3,352,549)	12,620,726
Net increase (decrease) in cash and cash equivalents	21,800,550	11,877,852	(15,198,152)	3,662,774
Cash and cash equivalents, beginning of period	20,922,771	9,044,919	42,723,321	20,922,771
Cash and cash equivalents, end of period	$42,723,321	$20,922,771	$27,525,169	$24,585,545
Supplemental cash flow information
Cash paid for interest, excluding capitalized	$9,773,931	$9,096,809	$5,637,497	$4,764,940
Non-cash financing and investing activities
Investment in Unit Purchase Agreement with related party borrowings	$2,337,620
Refinancing of short-term debt with long-term borrowings		$72,130,149
Property and equipment acquired with debt		$90,453
Reconciliation of net income to net cash provided by operating activities:
Net income	$15,477,535	$4,526,525	$8,398,819	$8,184,770
Bad debts	447,245	12,984	(37,805)	3,333
Depreciation and amortization of property and equipment	11,700,177	9,736,044	6,260,228	5,544,750
Amortization of lease rights	1,654,054	1,654,054	827,027	827,027
Related party interest expense added to principal	356,112	407,666	—	212,002
Amortization of debt issuance costs	262,680	2,302,223	368,915	131,340
Loss on debt extinguishment	—	1,837,075	1,359,494	—
Increase in operating (assets) liabilities:
Accounts receivable	(1,300,541)	(152,383)	(822,246)	(165,534)
Inventories	60,550	(182,169)	(508,997)	215,544
Prepaid expenses	(1,263,601)	(1,383,474)	(428,223)	(1,178,549)
Other	(81,875)	(26,589)	(28,300)	—
Due to affiliates, beneficial owners and members	—	(4,870,901)	—	—
Accounts payable	2,096,450	258,783	(2,151,548)	363,959
Accrued expenses	5,410,474	6,077,389	(2,883,631)	(3,275,625)
Deferred revenue	60,696	(25,029)	58,721	32,046
Net cash provided by operating activities	$34,879,956	$20,172,198	$10,412,454	$10,895,063

See notes to consolidated financial statements.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Nature of operations and background information:

Business activities.   Cannery Casino Resorts, LLC, and Subsidiaries (collectively, the Company), owns and operates the Cannery Casino and Hotel (the Cannery) and operates the Rampart Casino (Rampart). Rampart is operated in leased space that is adjacent to a J.W. Marriott Hotel (the Hotel) that is operated by the lessor in the northwest vicinity of Las Vegas. Rampart’s casino amenities include approximately 1,230 slot machines, 26 table games, a race and sports book, three restaurants, multiple bars and an entertainment lounge. The amenities of the Cannery, which is located in North Las Vegas (a suburb of Las Vegas), include a 201-room hotel, approximately 1,760 slot machines, 31 table games (including 10 poker tables), a sports book, four restaurants, multiple bars, an indoor/outdoor entertainment venue and an entertainment lounge.

The Company was initially capitalized in 2001 when a 33 1/3%-member contributed appreciated land on which the Cannery was constructed in 2002. On December 31, 2002, the 66 2/3%-member (equally owned by two individuals) effectively contributed the Rampart lease rights and other assets. Since these asset contributions represent substantial transactions among three non-controlling beneficial owners, whose own separate economic interests are both significant and materially affected by the accounting values assigned to the exchanges, the contributions of the Cannery land and the Rampart lease rights have been accounted for at estimated fair values, which exceed the members’ respective cost bases by $18,980,148 and $15,300,000.

Concentrations.   Because the Company operates exclusively in southern Nevada, its future operations could be affected by adverse economic conditions in the area and its key feeder markets in the western United States, particularly California.

The Company manages credit risk by evaluating the credit worthiness of customers before extending credit. No collateral is obtained for these obligations, and potential credit risks are limited to recorded receivables, net of the allowance.

The United States is involved in a war against terrorism that is likely to have far-reaching effects on the economic activity in the country for an indeterminable period. The long-term impact on the Company’s operating activities cannot be predicted at this time, but may be substantial.

2. Summary of significant accounting policies:

Basis of presentation.   The consolidated financial statements include the accounts of the parent company, Cannery Casino Resorts, LLC, and subsidiaries (consisting of Rampart Resort Management, LLC, dba Rampart Casino, Cannery Hotel and Casino, LLC, dba Cannery Casino and Hotel, and Nevada Palace, LLC, recently organized to acquire and lease land to be used as the site of a third casino hotel, referred to herein as Cannery II) (Note 8). All significant inter-company accounts and transactions have been eliminated in consolidation. Because the components of the consolidated group are organized as limited liability companies, no provision or liability for federal income tax has been included in the accompanying consolidated financial statements.

Unaudited interim consolidated financial statements.   The unaudited interim consolidated financial statements of the Company included herein reflect all adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the interim periods presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been omitted pursuant to the interim financial information rules and regulations of the Securities and Exchange Commission.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies: (Continued)

The results of operations for the period ended June 30, 2006, are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Use of estimates.   Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect reported amounts, which may require revision in future periods.

Statements of cash flows.   Cash equivalents include highly liquid investments with initial maturities of three months or less, including $1,000,000 that is subject to a compensating balance arrangement in connection with an unused letter of credit that secures a lease obligation (Note 7). Cash proceeds from the revolving lines of credit disbursed by lenders directly to vendors at the request and for the convenience of the Company or its disbursing agent ($22,370,644 and $8,688,873 in 2005 and 2004, respectively) are treated as constructive cash inflows and outflows in the statement of cash flows.

Fair values of financial instruments.   The carrying amounts of cash and cash equivalents, receivables, accounts and line of credit payable approximate fair value because of the short maturity, generally less than three months, of these instruments. The carrying amount of long-term debt at December 31, 2005, is approximately $1,560,000 less than its estimated fair value based upon a subsequent refinancing with an unrelated lender (Note 8).

Inventories.   Inventories, consisting primarily of food and beverage, are valued at the lower of cost, determined using the first in, first out (FIFO) method, or market.

Property and equipment.   Except for the contribution of the Cannery’s land (which was accounted for at fair value on the date it was contributed to the Company), property and equipment (Note 3) is stated at cost. Depreciation, including amortization of leasehold improvements and capitalized leased assets is computed using the straight-line method over the estimated useful lives of the assets, which for leasehold improvements is limited to the term of the lease (Note 7).

Lease rights and contingent rent.   Lease rights consist of the estimated fair value of the rights to operate Rampart as contributed by the 66 2/3%-member in connection with the capitalization of the Company, and are amortized using the straight-line method over the remaining term of the lease (Note 7). Contingent rents are based on historical operating results and accrued currently as incurred.

Revenue recognition and promotional allowances.   Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (casino front money) and for chips and tokens in the customers’ possession (outstanding chip and token liability). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as deferred revenue until services are provided to the customer.

Revenues are recognized net of certain sales incentives in accordance with Emerging Issues Task Force (EITF) Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Accordingly, cash incentives to customers for gambling, including cash points earned by players club members, totaling $15,043,841 and $11,759,317 in 2005 and 2004, respectively, have been recognized as a direct reduction of casino revenue.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of significant accounting policies: (Continued)

Revenue does not include the retail value of accommodations, food and beverage, and other services gratuitously furnished to customers totaling $14,247,706 and $12,714,200 in 2005 and 2004, respectively. The estimated cost of providing such gratuities is included primarily in casino expenses as follows:

	Years Ended December 31,
	2005	2004
Food and beverage	$14,030,366	$13,111,985
Hotel	121,869	143,320
Entertainment and other	703,601	643,400
	$14,855,836	$13,898,705

Departmental expenses.   Certain indirect expenses such as utilities, repairs, maintenance, depreciation and amortization of property and equipment are not allocated to departmental expenses and, except for depreciation and amortization, are included in other selling, general and administrative expense. Advertising ($2,127,952 and $1,788,749 in 2005 and 2004, respectively) is expensed as incurred and also included in other selling, general and administrative expense.

Debt issuance costs.   Loan origination fees and other costs incurred in connection with obtaining financing have been capitalized and are amortized over the life of the respective loans using the effective interest method.

Legal defense costs.   The Company does not accrue for estimated future legal and related defense costs, if any, to be incurred in connection with outstanding or threatened litigation and other disputed matters but rather, records such as period cost when the services are rendered.

Capitalized interest.   The Company capitalizes interest costs associated with specific debt incurred in connection with major construction projects, except when debt is not specifically identified with a construction project, in which case interest is capitalized on amounts expended on the project at the Company’s weighted-average cost of borrowed money.

3. Property and equipment:

As of December 31, 2005 and 2004, property and equipment, including $208,000 of equipment held under capital leases at December 31, 2004, consists of the following:

	2005	2004
Construction in progress	$12,605,151	$12,757,031
Land	20,030,000	20,030,000
Land improvements	3,651,683	3,651,683
Buildings and improvements	61,148,860	37,709,080
Leasehold improvements	3,506,096	3,309,714
Equipment, furniture and fixtures	51,335,200	44,661,430
Other	65,165	21,516
	152,342,155	122,140,454
Less accumulated depreciation and amortization	30,311,323	19,039,371
	$122,030,832	$103,101,083

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Property and equipment: (Continued)

At December 31, 2005, construction in progress relates to the Cannery’s addition of a multiplex theater and restaurant, which began in April 2005, and is expected to be completed in 2006. At December 31, 2005, the Company is committed to approximately $7,000,000 of construction costs to complete the multiplex theater project. At December 31, 2004, construction in progress related to the Cannery’s addition of a parking garage and the expansion of the Cannery’s casino, construction of which began in September 2004, and was completed in April 2005. The projects are being financed with draws on revolving lines of credit (Notes 4 and 8) and from current working capital.

4. Due to affiliates, beneficial owners and members:

At December 31, 2005 and 2004, amounts owed to affiliates and beneficial owners consist of the following:

	2005	2004
Notes payable beneficial owners and members	$9,248,759	$8,694,518
Due to affiliates:
Unsecured advances	2,362,620	233,455
Construction contracts	—	1,208,079
	11,611,379	10,136,052
Less current liabilities	2,750,478	410,579
Non-current liabilities	$8,860,901	$9,725,473

Notes payable, beneficial owners and members.   Notes payable to the beneficial owners were repaid January 6, 2006 (Note 8) and bore interest at 4.75% to 6.75%, and were subordinated to other borrowings. In 2005 and 2004, interest expense related to these notes was $356,112 and $407,666, respectively, which was added to the principal balance.

Unsecured advances.   At December 31, 2005, $2,337,620 associated with the CUP agreement and the contemplated Cannery II (Note 8) have been accrued payable to a commonly-owned affiliate of a 66 2/3%-member and are included in other assets.

Prior to 2004, the Company contracted with a commonly-owned affiliate of the 33 1/3%-member for construction services related to the development of the Cannery and the renovation of Rampart. The contract price for these services approximated $46.2 million. During 2005, the remaining liability to the affiliate of $1,208,079 was settled for $1,000,000 and, accordingly, the cost of the related assets was reduced by $208,079.

In September 2004, the Company contracted with the same commonly-owned affiliate of the 33 1/3%-member for the construction of a parking garage at the Cannery. The contract price for these services was approximately $16.0 million, and construction was substantially complete in April 2005.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Other long-term debt:

At December 31, 2005 and 2004, other long-term debt to unrelated parties consists of the following:

	2005	2004
Real estate mortgages	$73,640,625	$76,328,126
Revolving line of credit	31,059,517	8,688,873
Equipment contracts and notes payable	—	908,332
Capital lease obligations	—	18,387
	104,700,142	85,943,718
Less current portion	1,100,000	3,495,759
	$103,600,142	$82,447,959

On January 5, 2006, all of the other long-term debt to unrelated parties was refinanced (Note 8). As a result of a prior refinancing, in September 2004, the Company incurred a loss on debt extinguishment of $2,587,075, partially offset by a $750,000 credit received for the early payoff of other obligations.

Maturities of other long-term debt to unrelated parties, after giving retroactive effect to post December 31, 2005, refinancing are as follows:

Future periods	Total maturities
2006	$1,100,000
2007	1,100,000
2008	1,100,000
2009	1,100,000
2010	1,100,000
After	99,200,142
$104,700,142

The new debt is collateralized by substantially all of the Company’s real and personal property and its operating subsidiaries, and the Company’s members have provided limited recourse guaranties secured by and limited to pledges of their equity in the Company.

6. Other related party transactions:

Commissions.   Family members of the 66 2/3%-member of the Company provide Rampart and the Cannery with Automated Teller Machines (ATM) processing services. The Rampart and the Cannery received combined commissions of $1,032,795 and $854,953 in 2005 and 2004, respectively, in connection with these agreements.

Management fees.   The Company has contracted with an affiliate of the 66 2/3%-member to operate and manage Rampart and the Cannery. The Company paid the affiliate $3,000,000 in 2005 and 2004 in connection with these arrangements.

Selling expenses.   The Company purchased promotional merchandise utilized for casino marketing and as customer incentives from an affiliate of the 66 2/3%-member. The Company incurred costs and paid the affiliate $3,420,223 and $2,410,420 in 2005 and 2004, respectively, in connection with such purchases.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Other related party transactions: (Continued)

Office lease.   On July 15, 2006, CCR executed with the 66 2/3%-member a 10-year lease of an executive office building and adjacent parking spaces. The lease is for a fixed rental of $32,000 per month, subject to periodic inflationary adjustments, and grants the 66 2/3%-member two 5-year renewals.

7. Commitments and contingencies:

Casino lease commitments.   The Company has an operating sublease commitment for its Rampart casino complex through March 31, 2012. The Company is obligated for annual base rents, which increase $300,000 per year from $4.9 million (for the lease year ending March 31, 2006) to $6.0 million for the lease years ending March 31, 2010, through 2012, plus contingent rents. In the event the leased premises were to be sold, and under certain other conditions, the lessor has an option to terminate the lease early for a fee plus reimbursement to the Company for its unrecovered investment, as defined. The stipulated termination fee that would become payable by the lessor to the Company is $2,000,000 plus an amount up to one year’s “Net Operating Income,” as defined in the sublease.

Rent expense of $16,217,882 and $12,072,535, including contingent rent of $11,392,882 and $7,547,538, for 2005 and 2004, respectively, is included in other selling, general and administrative expense.

Common area maintenance (CAM) charges.   In addition to rent, Rampart shares certain costs associated with facilities that are used by both Rampart and the Hotel. Management and the lessor are currently negotiating the types of costs that are to be included and how such costs will be shared in the future. Pursuant to a first amendment to the casino sublease, dated January 6, 2006, agreement was reached regarding certain past and future costs to be shared by the Company. Based on terms of the amendment between the parties, effective April 1, 2005, CAM charges have been adjusted to a base year amount of $2,600,000 plus an adjustment for direct utility charges in excess of a yet-to-be negotiated base. Settlement charges totaling approximately $1,050,000 relating to periods prior to April 1, 2005, are included in other selling, general, and administrative expense for 2005. Management has recorded a provision for the estimated minimum probable cost in connection with remaining matters of negotiation. CAM charges of $2,512,500 (net of $1,050,000 associated with the settlement of prior amounts) for 2005 and $2,250,000 for 2004 are also included in other selling, general and administrative expense.

Office and warehouse lease commitments.   The Company has an operating lease commitment for the Cannery for 25,480 square feet of contiguous office and warehouse space. The lease term begins January 1, 2006, for an initial term of 15 years, plus two ten-year renewal options. The Company also has an option to purchase the building during the 15th lease year at its then fair value as determined by independent appraisal. Annual minimum rents through 2010 are $212,880 for 2006 through 2008 and $234,168 for 2009 and 2010.

Equipment lease commitments.   The Company has non-cancelable operating lease agreements for the Rampart for slot machines with future minimum rentals of $918,807, $578,416 and $444,045 for 2006 through 2008, respectively.

Miscellaneous legal matters.   The Company is involved in various claims and legal actions which relate to routine matters incidental to its businesses. In the opinion of management, based on the advice of legal counsel, neither the ultimate disposition of these matters nor the costs of legal defense are expected to have a material adverse effect on the Company’s future financial position, results of operations or cash flows, and accordingly, has not accrued any estimated costs therewith.

Company-sponsored profit-sharing plan.   The Company maintains a defined contribution plan qualified under Internal Revenue Service regulation 401(k). Participation in the plan is available to eligible full-time employees. Contributions to the plan are made at the discretion of management for 2005 and 2004 and were $240,163 and $30,655, respectively.

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Events Subsequent to December 31, 2005:

Credit Agreement.   On January 5, 2006, the Company refinanced substantially all of its long-term debt to unrelated parties resulting in a loss of approximately $1,360,000 by entering into a $250 million credit agreement with a group of lenders led by Bank of America, N.A., The CIT Group/Equipment Financing, Inc., and General Electric Capital Corporation (the Credit Agreement). The Credit Agreement consists of a $140 million revolving credit line (the Revolver) and a $110 million term loan (the Term Loan). The Company immediately used approximately $115 million of the proceeds to repay prior indebtedness and, as of January 6, 2006, the outstanding balance of the Term Loan was $110 million and availability under the Revolver was $131 million. Both the Term Loan and the Revolver mature in January 2011. The Term Loan requires quarterly principal payments of 0.25% of the maximum principal balance, plus additional amounts equal to “excess cash” (as defined) should the Company’s leverage ratio exceed certain limits. The interest rates are based on one of the lender’s quoted base rate or the Eurodollar rate plus a margin. The margin over the base rate is calculated on a sliding scale based on the Company’s leverage ratio. In addition, the Company incurs commitment fees on the unused portion of the Revolver of 0.375% per annum, paid quarterly. The Credit Agreement is secured by substantially all of the Company’s real and personal property, by a pledge of the membership interests in the Company’s wholly owned subsidiaries, and by substantially all of the real and personal property of each of the Company’s wholly-owned casino properties, except that, in each case, the stock and assets of PA Meadows (see below) and related racing entities is not security for the Credit Agreement. The Company’s members have provided a limited recourse guarantee of the Credit Agreement, secured by and limited to pledges of their equity in CCR.

Interest rate swap agreements.   On January 25, 2006, the Company entered into a three-year interest rate swap agreement to manage the risks and costs associated with its financing activities. The notional amount of the swaps is $100 million and the rate is 4.69%. The net payments or receipts under the agreement will be recognized as an adjustment to interest expense.

Contribution and Unit Purchase Agreement.   On September 23, 2005, the Company and certain entities controlled (the Controlled Entities) by one of the two beneficial owners (collectively, the Beneficial Owners) of the Company’s 66 2/3%-member entered into a contribution and unit purchase agreement (the CUP) with a prospective investor and its affiliates (collectively and individually, the Investor). The purpose of the CUP was to (1) finance the acquisition of an unrelated party’s 33 1/3%-membership interest in the Company by the Beneficial Owners, (2) finance one of the Beneficial Owners’ acquisition of the remaining interests in certain of the Controlled Entities relating to the land and assets of the Nevada Palace, (3) exchange a portion of the Investor loans into a 33 1/3% interest in the Company and in one of the Controlled Entities that owns real estate (the Nevada Palace/Cannery II site), (4) enable the Company to lease from one of the Controlled Entities of the Nevada Palace/Cannery II site, and (5) enable the Company to purchase gaming equipment and other operating assets relating to the Nevada Palace from one of the Controlled Entities. On September 22, 2006, the transactions contemplated by the CUP were completed and the Investor acquired a 33 1/3%-membership interest in the Company (the Final Closing).

As contemplated, prior to December 31, 2005, one of the Beneficial Owners purchased the remaining interests in certain of the Controlled Entities using primarily the proceeds from Investor loans. On January 5, 2006, the Beneficial Owners acquired the 33 1/3% interest in the Company for a total purchase price of $70,000,000, utilizing additional funds borrowed from the Investor. The Investor loans were

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Events Subsequent to December 31, 2005: (Continued)

secured by a pledge of all of the membership interests in the Company subordinated to the pledge of such interests granted under the Credit Agreement.

At the Final Closing, $64 million of the Investor loans were exchanged for a 33 1/3% interest in the Company and the Company made distributions to the 66 2/3%-member of up to $5.125 million plus accrued interest for the purpose of repaying additional Investor loans. In addition, the Company acquired gaming equipment and other operating assets relating to the Nevada Palace, for approximately $8 million and assume certain liabilities (approximately $1,340,000) of one of the Controlled Entities. The Company also leased as lessee the Nevada Palace/Cannery II site for a 35-year term at a fixed rental rate of $163,600 per month, subject to periodic inflationary adjustments, and made a $3 million security deposit.

On February 21, 2006, a subsidiary of the Company exercised an option to purchase 7 acres of undeveloped land adjacent to (and to become a part of) the Cannery II site for $2.75 million.

Meadows Transaction.   On July 26, 2006, a new subsidiary of the Company (PA Meadows) amended its prior agreement to acquire all of the voting equity of three entities (the Racing Entities) that own and operate The Meadows™, an existing harness racetrack located in Pennsylvania.

Included among the assets that the Company would acquire in the transaction are certain licenses related to the current racing operations and excess real estate that are both necessary for the construction of new contiguous facilities and the subsequent operation of a minimum of 1,800 and a maximum of 5,000 slot machines in the new facilities. The seller will have no involvement with the new slot machine and related new business activities. The Meadows transaction contemplates two closings. In the first closing, consummated on July 26, 2006, PA Meadows acquired the stock of the Racing Entities and issued to the seller a note for $175 million to secure the cash purchase price obligation and a note for $25 million to secure the holdback obligation. Subject to certain conditions and upon receipt of the required regulatory approvals, PA Meadows will effect the second closing by repaying the $175 million note in cash and exchanging the $25 million holdback note for a holdback agreement. Subsequent to July 26, 2006, the parties have agreed to modify the terms and conditions of the holdback arrangement such that MEC will release the support for the holdback amount, subordinate payments under the holdback and defer receipt of holdback payments until the opening of a permanent casino at The Meadows, in exchange for up to an additional $25 million of equity support for PA Meadows from its indirect equity owners.

PA Meadows expects to consummate the second closing in the fourth quarter of 2006, subject to certain conditions, including Pennsylvania regulatory approval. In the event the conditions to the second closing are not consummated by October 31, 2006 (subject to certain extensions), or earlier upon the occurrence of certain events, PA Meadows is obligated to return to the seller the stock of the Racing Entities in return for cancellation of the notes issued to seller.

The notes issued to the seller accrue interest at a rate of 2% above the base rate used by Citibank after they are required to be paid or as otherwise provided in the Note Agreement, but interest is not payable if the second closing occurs by certain deadline dates or under certain other circumstances. The notes are guaranteed by the Racing Entities and secured by liens on substantially all of the assets of PA Meadows and the Racing Entities eligible as collateral under Pennsylvania law. The notes may be pre-paid without penalty. Pursuant to a forbearance agreement, an affiliate of seller, with pre-existing security

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Events Subsequent to December 31, 2005: (Continued)

interests in substantially all of the assets of the Racing Entities, has agreed to forebear from exercising remedies against any of its collateral unless PA Meadows has failed to return the stock of the Racing Entities after notice of a specified event of default under the note agreement and or under other circumstances. At the second closing, the liens held by the seller and the related company will be released.

After the first closing, the racing and other currently ongoing business at the Meadows have continued to be operated by a wholly-owned subsidiary of the seller for a minimum term of five years. The seller will receive all revenues from and be liable for all of the costs associated with the racing operations after paying the Racing Entities a fixed fee of $50,000 per year. The Racing Entities may cause the termination of the racing services agreement in the case of, among other things, the seller’s material or chronic breach, bankruptcy, failure to obtain or maintain material operating licenses, or failure to maintain a minimum $750,000 operating account balance. As of December 31, 2005, The Meadows reported total assets and shareholders’ equity of $29.6 million and $26.9 million, respectively. For the year then ended, its revenues and net loss was approximately $38.1 million and $1.2 million, respectively. Net cash provided by its operating activities was approximately breakeven.

In order to consummate the second closing of the Meadows transaction, the Company and PA Meadows will need to arrange debt and/or equity financing, including the funding of the purchase price, equipment, a temporary casino facility, and a $50 million licensing fee with Pennsylvania. On July 20, 2006 PA Meadows executed a commitment letter providing for a $275 million credit facility with certain financial institutions which is non-recourse to the Company. In addition, the Investor arranged for a $50 million letter of credit issued in support of the Pennsylvania licensing fee and, when such letter of credit is drawn, will be deemed to have made an additional $50 million equity investment in CCR. Subsequent to July 26, 2006, the Investor is also committed to providing up to an additional $25 million of equity investment in CCR for The Meadows. After the second closing, the Investor’s percentage ownership in the Company would increase from 33 1/3% to 42%.

Pro Forma Financial Statements
for OCM HoldCo, LLC

Page(s)
Preliminary Note to the Pro Forma Financial Statements	F-29
Pro Forma Financial Statements
Pro Forma Consolidated Balance Sheet (Unaudited) As of June 30, 2006	F-30
Pro Forma Consolidated Statement of Operations (Unaudited) For the Period From Inception (July 22, 2005) Through December 31, 2005	F-31
Pro Forma Consolidated Statement of Operations (Unaudited) For the Six Months Ended June 30, 2006	F-32
Notes to Pro Forma Consolidated Financial Statements	F-33

CANNERY CASINO RESORTS, LLC, AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCM HoldCo, LLC and Subsidiaries

Preliminary Note to the Pro Forma Financial Statements

The following unaudited pro forma consolidated balance sheet of the Company as of June 30, 2006 and unaudited pro forma consolidated statements of operations for the period from July 22, 2005 through December 31, 2005 and for the six months ended June 30, 2006, give effect to the CCR Transaction as if it occurred, for balance sheet purposes, on June 30, 2006 and, for statement of operations purposes, on December 31, 2005 (for the statement of operations for the period from July 22, 2005 through December 31, 2005) and June 30, 2006 (for the statement of operations for the six months ended June 30, 2006). The unaudited pro forma financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company’s future results of operations or financial condition. The unaudited pro forma financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical financial statements and notes thereto of the Company and the historical financial statements and notes thereto of CCR (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating thereto) appearing elsewhere in this Registration Statement.

OCM HoldCo, LLC, and Subsidiaries
Pro Forma Consolidated Balance Sheet (Unaudited)
As of June 30, 2006

	Historical	Pro Forma Adjustments		Pro Forma Consolidated Totals
ASSETS
Current assets
Cash	$426	$—		$426
	426	—		426
Other assets
Notes receivable	68,282,454	(68,282,454	)(1)	—
Interest receivable	4,110,047	(4,110,047	)(1)	—
Investment in Cannery Casino Resorts, LLC	—	68,463,520	(1)	68,463,520
Investment in NP Land, LLC	—	4,668,227	(1)	4,668,227
Investment in Contribution and Unit Purchase Agreement	739,246	(739,246	)(1)	—
Gaming and related licenses	983,307	—		983,307
Prepaid expenses	10,000	—		10,000
	$74,125,480	$—		$74,125,480
LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Due to member	$118,266	$—		$118,266
Accounts payable and accrued expenses	356,244	—		356,244
	474,510	—		474,510
Members’ equity	73,650,970	—		73,650,970
	$74,125,480	$—		$74,125,480

See Notes to Pro Forma Consolidated Financial Statements.

OCM HoldCo, LLC, and Subsidiaries
Pro Forma Consolidated Statement of Operations (Unaudited)
For the period from inception (July 22, 2005) through December 31, 2005

	Historical	Pro Forma Adjustments		Pro Forma Consolidated Totals
Income
Interest income	$12,672	$(12,672	)(2)	$—
Equity in earnings of unconsolidated investees	—	2,431,837	(3)	2,431,837
Net income	$12,672	$2,419,165		$2,431,837

See Notes to Pro Forma Consolidated Financial Statements.

OCM HoldCo, LLC, and Subsidiaries
Pro Forma Consolidated Statement of Operations (Unaudited)
For the six months ended June 30, 2006

	Historical	Pro Forma Adjustments		Pro Forma Consolidated Totals
Income
Interest income	$3,979,109	$(3,979,109	)(4)	$—
Equity in earnings of unconsolidated investees	—	3,052,793	(5)	3,052,793
	3,979,109	(926,316)		3,052,793
Costs and expenses
Professional fees	50,503	—		50,503
Administrative fees, related parties	67,674	—		67,674
	118,177	—		118,177
Net income	$3,860,932	$(926,316)		$2,934,616

See Notes to Pro Forma Consolidated Financial Statements.

OCM HoldCo, LLC, and Subsidiaries
Notes to Pro Forma Consolidated Financial Statements

Transaction structure:

The Company’s business activities have been primarily in connection with the acquisition of a 33 1/3% equity interest in CCR and NP Land.

The CCR Transaction was governed by the CUP Agreement. The purpose of the CCR Transaction contemplated by the CUP Agreement was to (i) finance the acquisition of an unrelated party’s 33 1/3% membership interest in CCR by CCR’s other beneficial owners, (ii) finance one of CCR’s beneficial owner’s acquisition of an unrelated party’s interests in entities relating to the land and assets of the Nevada Palace, (iii) exchange certain loans from the Company’s affiliates for a 33 1/3% equity interest in CCR and NP Land, (iv) enable CCR to lease from NP Land the land to be used as the site of the proposed The Cannery II, and (v) enable CCR to purchase from entities controlled by one of the beneficial owners, gaming equipment and other operating assets relating to Nevada Palace. On September 22, 2006, the CCR Transaction was completed pursuant to the terms and conditions of the CUP Agreement, and the Company acquired a 33 1/3% interest in each of CCR and NP Land.

On September 30, 2005, the first series of transactions contemplated by the CUP Agreement were consummated. An affiliate of the Company loaned $4,282,454 to a newly formed entity wholly-owned by one of CCR’s beneficial owners.

On January 5, 2006, the second series of transactions contemplated by the CUP Agreement were consummated. Beneficial owners of CCR acquired the remaining 33 1/3% interest in CCR for a total purchase price of $70,000,000, utilizing funds borrowed from InvestCo and a subsidiary of the Company, including the AcquisitionCo Loan.

At Final Closing approximately $64 million and $4.3 million of the Company’s loans receivable (plus accrued interest) were exchanged for 33 1/3% interests in CCR and NP Land, respectively.

1)              Reflects the exchange of the Company’s note receivable of $4,282,454 (plus accrued interest) for a 33 1/3% equity interest in NP Land, and the exchange of the Company’s note receivable of $64,000,000 (plus accrued interest) for a 33 1/3% equity interest in CCR.

2)              Reflects the reversal of interest income for the period from inception (July 22, 2005) through December 31, 2005 due to the exchange of the Company’s note receivables as indicated in 1) above.

3)              Represents a 33 1/3% interest in the earnings of CCR for the period from the Company’s inception (July 22, 2005) through December 31, 2005, and a 33 1/3% interest in the earnings of NP Land from its inception through December 31, 2005. The CCR amount was calculated by taking CCR’s net income for 2005 of $15,477,535, dividing that amount by 365 days in 2005, multiplying the calculated amount by 162 days for the period from inception (July 22, 2005) through December 31, 2005, and multiplying the resulting amount by one-third. The NP Land amount was calculated by multiplying NP Land’s net income of $426,029 by one-third.

4)              Represents the reversal of interest income for the six months ended June 30, 2006 due to the exchange of the Company’s note receivables as indicated in 1) above.

5)              Represents a 33 1/3% interest in the earnings of CCR and NP Land for the six months ended June 30, 2006. The amount was calculated by multiplying CCR’s net income for the six months ended June 30, 2006 ($8,398,819) by one-third, and adding such product to the amount found by multiplying NP Land’s net income for the six months ended June 30, 2006 ($759,560) by one-third.

Part III

ITEM 1                   INDEX TO EXHIBITS

EXHIBIT NUMBER
2.1	First Amendment and Restatement of Contribution and Unit Purchase Agreement, dated as of December 23, 2005*
3.1	Amended and Restated Certificate of Formation, dated as of December 1, 2005*
3.2	Limited Liability Company Agreement, dated as of September 23, 2005*
10.1	LandCo Loan Agreement, dated as of September 30, 2005*
10.2	AcquisitionCo Loan Agreement, dated as of January 5, 2006*
10.3	Form of Amended and Restated Operating Agreement for Cannery Casino Resorts, LLC*
10.4	Stock Purchase Agreement, dated as of November 8, 2005, between Magna Entertainment Corp. and PA Meadows, LLC*
10.5	InvestCo/Esquire Loan Agreement, dated as of September 30, 2005**
10.6	InvestCo/Nevada Palace Loan Agreement, dated as of September 30, 2005**
10.7	InvestCo/MGIM Loan Agreement, dated January 5, 2006**
10.8	Credit Agreement, dated as of January 5, 2006**
10.9	Form of Ground Lease between Nevada Palace, LLC and NP Land, LLC**
10.10	Limited Continuing Guaranty, dated January 5, 2006**
10.11	Form of Omnibus Management Agreement between Cannery Casino Resorts, LLC, and Millennium Management Group II, LLC**
10.12	Rampart Casino Sublease Agreement, dated April 1, 2002**
10.13	First Amendment to Stock Purchase Agreement, dated July 26, 2006**
10.14	Racing Services Agreement, dated July 26, 2006**
10.15	Post-Closing and Note Issuance Agreement, dated July 26, 2006**
10.16	Equity Commitment Letter Agreement, dated July 26, 2006**
10.17	Rampart Financial Services Agreement, dated June 18, 2006***
10.18	Cannery Financial Services Agreement, dated June 18, 2006***
10.19	Rampart Management Agreement, dated April 1, 2002***
10.20	Cannery Management Agreement, dated May, 2002***
10.21	Lease Agreement, dated July 15, 2006, between Millennium Gaming, Inc. and Cannery Casino Resorts, LLC****
10.22	Amendment to Continuing Guaranty, dated as of September 22, 2006****
21.1	Subsidiaries of OCM HoldCo. LLC*

III-1

ITEM 2                   DESCRIPTION OF EXHIBITS

See above.

                 *  Filed previously with the Company’s Form 10-SB on June 9, 2006.

          **  Filed previously with the Company’s Amendment No. 1 to Form 10-SB on July 26, 2006.

   ***  Filed previously with the Company’s Post-Effective Amendment No. 1 to Form 10-SB on September 8, 2006.

****                    Filed previously with the Company’s Form 8-K on September 27, 2006.

III-2

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized.

OCM HOLDCO, LLC
Date:	October 20, 2006
By:	/s/ STEPHEN A. KAPLAN	By:	/s/ RONALD N. BECK
Name:	Stephen A. Kaplan	Name:	Ronald N. Beck
Title:	Manager	Title:	Manager

S-1